As filed with the Securities and Exchange Commission on April 13, 2015

Registration No. 333-201837

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Spindle, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7389	20-8241820
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

8700 E Vista Bonita Dr., Suite 260

Scottsdale, Arizona 85255

 (Address and telephone number of principal executive offices)

William Clark

Chief Executive Officer

8700 E Vista Bonita Dr., Suite 260

Scottsdale, Arizona 85255

(800) 560-9198

(Name, address and telephone number of agent for service)

Copies to:

Melanie Figueroa, Esq.

Richardson & Patel, LLP

The Chrysler Building

405 Lexington Avenue, 49th Floor

New York, NY 10174

(212) 931-8713

(917) 677-8165 (fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

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If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

[ ] Large accelerated filer	[ ] Accelerated filer
[ ] Non-accelerated filer	[X] Smaller reporting company

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Shares of Common Stock, par value $0.001 per share	4,924,353	$0.57	$2,806,881.21	$326.16

(1) This Registration Statement shall also cover any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the registrant’s receipt of consideration which results in an increase in the number of the outstanding shares of registrant’s common stock.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the bid and ask price of the registrant’s common stock as reported by the OTCQB on January 30, 2015.

(3) Registration fees totaling $326.16 were previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL 13, 2015

Prospectus

SPINDLE, INC.

4,924,353 Shares of Common Stock

This prospectus relates to the offer and sale of up to 4,924,353 shares of common stock, par value $0.001 per share, of Spindle, Inc., a Nevada corporation (the “Company,” “Spindle,” “us,” “our,” or “we”) by the selling stockholders.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices.  See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution”.

Our common stock is quoted on the OTCQB under the ticker symbol “SPDL”.   The last reported sale price was $0.39 on April 10, 2015.

An investment in our common stock involves a high degree of risk.  You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of the shares offered by this prospectus.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required.  You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is_________, 2015

SPINDLE, INC.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.  The prospectus will be updated and updated prospectuses made available for delivery to the extent required by the federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the selling stockholders, the common stock being sold or any matter discussed in this prospectus, other than the information and representations contained in this prospectus.  If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us or the selling stockholders.  This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstances under which the offer or solicitation is unlawful.  Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.  This prospectus will be updated and updated prospectuses made available for delivery to the extent required by the federal securities laws.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  You should read the entire prospectus carefully, including, the section entitled “Risk Factors” before deciding to invest in our common stock.

About Our Business

We supply mobile marketing and payments products and services that enable merchants to attract and retain customers through the use of our proprietary platforms and systems.  Our integrated payment and marketing services are available through a single mobile- or website-based interface that allows a merchant to simply and securely market to and transact business with new customers in as little as 10 minutes.

We also deliver mobile products and services to consumers, allowing them to discover new merchants, “subscribe” to their personal favorite merchants, and make purchases using their mobile devices.

Our target market is small and medium sized businesses, because due to their limited resources, limited expertise, and a lack of turnkey mobile applications, we believe that the majority of these merchants are at a competitive disadvantage in the rapidly evolving mobile economy.  Our products enable small and medium sized businesses and consumers to interact within a mobile environment and engage in commerce in real-time virtual and physical marketplaces.

Since our acquisition of Spindle Mobile, Inc. in December 2011, we have expanded our business by acquiring assets that facilitate electronic payment processing services to merchants, allow us to develop, market and license a mobile marketing platform for use by small and medium sized merchants and consumers, and provide retail coupons through a mobile application.

Our goal is to expand the use of our products and services, which we are doing in two ways.  First of all we engage in “direct selling” using employees and contract labor, web or app store traffic and referrals from our customers and merchants.  Aside from direct selling, we have also signed several reseller agreements to extend our reach into specialized markets such as mobile advertising and display, micro mobile merchant aggregation via physical cellular locations (mPOS), independent sales offices (ISOs), SaaS based point of sale (POS), and website merchant services (eCommerce).  We consider these sales “indirect”.  Indirect sales are made when we provide the technology and/or bundle our marketing and payment systems with the reseller’s products.  In some cases our systems carry the Yowza!! brand, while in other cases our systems are branded under the reseller’s name, imaging, and logos.

 Corporate Information

The address of our corporate headquarters is 8700 E. Vista Bonita Dr., STE 260, Scottsdale, AZ 85255 and our telephone number is (800) 560-9198. Our website can be accessed at www.spindle.com. The information contained on, or that may be obtained from, our website is not a part of this prospectus.

The Offering

This prospectus relates to the offer and sale, from time to time, of up to 4,924,353 shares of our common stock by the selling stockholders listed in this prospectus (the “Selling Stockholders”). We are also registering for sale any additional shares of common stock which may become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of outstanding shares of our common stock.

Acquisition of MeNetwork Assets

On March 20, 2013 (“MeNetwork Closing Date”), pursuant to that certain Asset Purchase Agreement, dated March 1, 2013 (the “MeNetwork Agreement”), the Company assumed certain liabilities and acquired substantially all the assets of MeNetwork, Inc. (“MeNetwork”) used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”).  In conjunction with the acquisition, we issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares were held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims.  The escrow has been terminated and the shares of common stock have been released.  In addition, upon the earlier of 180 days following the MeNetwork Closing Date or a change in control of Spindle, we agreed to issue an additional 750,000 shares of common stock to Ashton Craig Page, the director and Chief Operating Officer of MeNetwork and a current director of Spindle.  On October 7, 2013 the 750,000 shares were issued to Mr. Page pursuant to the terms and conditions of the MeNetwork Agreement. Pursuant to the Asset Purchase Agreement, we agreed to provide certain registration rights with respect to sales by certain former members of MeNetwork of the shares of our common stock issued to them in the acquisition of MeNetwork, contingent upon the receipt of selling stockholder questionnaires. On December 12, 2014, the Company, and Ashton Craig Page, in his capacity as the representative of MeNetwork and the MeNetwork Stockholders (the “Representative”), entered into an Amendment and Waiver to Asset Purchase Agreement (the "Amendment), pursuant to which the Company agreed to issue and the Representative agreed to accept on behalf of MeNetwork and the MeNetwork Stockholders an acceleration of the issuance of up to an aggregate of 1,000,000 shares of the Company’s common stock (the “Earnout Shares”) on or before December 31, 2014 in full satisfaction of all obligations of the Company to issue the Earnout Shares pursuant to the Purchase Agreement during the Earnout Period. These shares were issued on December 23, 2014. The Company agreed to register the Earnout Shares on this Registration Statement, contingent upon the Company’s receipt of selling stockholder questionnaires.

Acquisition of Yowza Assets

On January 3, 2014, pursuant to that certain Asset Purchase Agreement, dated December 10, 2013, the Company acquired substantially all of the assets of Y Dissolution, Inc. (formerly Yowza International, Inc.) (the “Yowza Assets”).  In conjunction with the acquisition, we issued 1,642,000 shares of our common stock to the holders of Y Dissolution, Inc.’s outstanding capital stock, and certain executive management members and advisors of Y Dissolution, Inc. Pursuant to the Asset Purchase Agreement, we agreed to provide certain registration rights with respect to sales by certain former members of Yowza of the shares of our common stock issued to them in the acquisition of the Yowza Assets, contingent upon the Company’s receipt of selling stockholder questionnaires.

All of the shares of common stock owned by the Selling Stockholders received in the acquisition of MeNetwork and Yowza are subject to a Registration Rights and Leak-Out Agreement between us and the Selling Stockholder pursuant to which we agreed to register all of the restricted shares of common stock owned by such holders in exchange for Selling Stockholder’s agreement (a) not to  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, or (ii) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of, ownership of all of the shares of common stock of the Company owned by such holder for a period of 180 days beginning as of the effective date of the registration statement (the “Leak-Out Period”), the Selling Stockholders shall be allowed to sell 1% of the shares of common stock during each month thereafter; provided that, (a) the total number of issued and outstanding shares of the Company’s common stock as reported on the Company’s last annual or quarterly period report filed with the Commission is equal to or less than 40 million shares of common stock (the “Outstanding Shares Threshold”) and (b) the 90 calendar day average daily trading volume of the Company’s common stock as reported by the OTC Markets Group, Inc. is 25,000 or less (“Average Daily Volume Threshold”). In the event either the Outstanding Shares Threshold or the Average Daily Volume Threshold shall have increased at the time of any proposed sale, the Leak-Out Threshold for each Shareholder shall also be increased on a pro rata basis.  Yowza Shareholders agree that all sales of the Company’s common stock will be made with a single limit order per day at no less than the current best ‘bid’ price, and no sales will be made with an open market order for the Shares.

Securities Offered

Common Stock offered by the selling stockholders	4,924,353 shares.

Common Stock Outstanding	42,468,773 shares as of April 10, 2015

Common Stock to be Outstanding Immediately after the Offering	42,468,773 shares (1)

Terms of the Offering

The selling stockholders will determine when and how they will sell the common stock offered in this prospectus. The selling stockholders will offer and sell the shares of our common stock at prices related to the then-current market price, or at privately negotiated prices in transactions that are not in the public market.

Termination of the Offering

The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) such time as all of the common stock becomes eligible for resale without volume limitations pursuant to Rule 144 under the Securities Act, or any other rule of similar effect.

Trading Market	Our common stock is quoted on the OTCQB under the symbol “SPDL”.

Use of Proceeds

We are not selling any shares of the common stock covered by this prospectus. As such, we will not receive any of the offering proceeds from the registration of the shares of common stock covered by this prospectus.

Dividend Policy

We have never declared any cash dividends on our common stock.  We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future.  See “Dividends” under the section “DESCRIPTION OF SECURITIES TO BE REGISTERED.”

Risk Factors	The common stock offered hereby involves a high degree of risk, and investors should read and consider these risks before making an investment decision. See “Risk Factors” beginning on page 4.

(1)	Excludes shares issuable upon exercise of outstanding options and warrants, and issuances of additional shares of common stock subsequent to April 10, 2015.

RISK FACTORS

We are subject to various risks that may materially harm our business, prospects, financial condition and results of operations.  An investment in our common stock is speculative and involves a high degree of risk. In evaluating an investment in shares of our common stock, you should carefully consider the risks described below, together with the other information included in this prospectus.

If any of the events described in the following risk factors actually occurs, or if additional risks and uncertainties that are not presently known to us or that we currently deem immaterial later materialize, then our business, prospects, results of operations and financial condition could be materially adversely affected.  In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our shares.  The risks discussed below include forward-looking statements; our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We have incurred losses since our inception and cannot assure you that we will achieve profitability.

We had an accumulated deficit of $15,252,417 and $6,330,395 as of December 31, 2014 and 2013, respectively.  The extent of our future operating losses and the timing of profitability are highly uncertain and we may never achieve or sustain profitability.  We cannot assure you that we will ever generate sufficient revenues from our operations to achieve profitability.  If revenues grow slower than we anticipate, or if operating expenses exceed our expectations and cannot be adjusted, we may not ever achieve profitability and the value of your investment could decline significantly.

These factors create a substantial doubt about our ability to continue as a going concern and our auditors have included a going concern qualification in their report on our audited financial statements.

We are in the early stages of our operations and have a limited operating history.  Our failure to address the risks that we may encounter as an early stage company could have a material adverse effect on our business, prospects, financial condition and results of operations.

Following the acquisition of certain assets and intellectual property from Spindle Mobile, Inc. (“Spindle Mobile”) in December 2011, we began generating revenues from our operations during the quarter ended December 31, 2011.  We have a limited operating history on which to base an evaluation of our business and prospects.  For example, we are in the early stages of building our sales and marketing strategy and organization.  Our operations and development are subject to all of the risks inherent in the growth of an early stage company such as fluctuations in expenses, competition, lack of operating capital, an inability to keep pace with rapid technological changes in the electronic payment processing market and lack of demand for our technology.

We cannot provide any assurance that we will be successful in addressing the risks that we may encounter, and our failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are unable to obtain additional capital, we may be unable to proceed with our long-term business plan, and we may be forced to curtail or cease our operations.

The revenues we earn are not adequate to either sustain or expand our operations.  During the year ended December 31, 2014, we earned $868,462 in revenues, but our cost of sales and total expenses totaled $8,298,689 resulting in a net operating loss of $7,430,227.  We have relied primarily on sales of our securities and loans from related parties to support our operations, and we will require additional working capital to support our business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance the overall productivity and benefit from economies of scale.  We expect to pursue acquisitions of, or investments in, businesses and assets in new markets that complement or expand our existing business.  Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our channel partners.

We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources.  Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities.  In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future.  If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all.  In addition, a lack of additional financing could force us to substantially curtail or cease operations.

Pressures from competitors with more resources may limit our market share, our ability to become profitable, and our growth.

We operate in the highly fragmented and very competitive electronic payment processing and mobile marketing industries.  We do not currently represent a significant presence in either of these industries.   Our competitors include large organizations, such as PayPal, Square, Groupon and Apple, as well as other newly emerging organizations.  Some of our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in the requirements or preferences of our channel partners, or devote greater resources to the development, promotion, and sale of their products.  Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition, and significantly greater financial, technical, marketing, customer service, public relations, distribution, or other resources.  Some of our competitors are also significantly larger and have increased their presence in our markets in recent years through internal development, partnerships, and acquisitions.  There has also been significant consolidation among our competitors, which has improved the competitive position of several of these companies and enabled new competitors to emerge in our markets.  In addition, we may face competition from solutions developed internally by our channel partners.  Because price and related terms are key considerations for many of our channel partners, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive.  Certain of our competitors have become increasingly aggressive in their pricing strategy, particularly in markets where they are trying to establish a foothold.  To the extent we cannot compete effectively, our market share and, therefore, our ability to become profitable and to grow our business, could be materially adversely affected.

We need to continue to develop our direct sales force in order to obtain new customers.  If we cannot successfully hire and develop direct sales personnel, our growth will be impeded.

Our performance depends on our ability to successfully sell our services to channel partners such as banks, cellular carriers, and other third party companies looking to offer a mobile payment solution by purchasing our software-as-a-service platform rather than building an in-house solution.  We believe that our future growth will depend on the continued development of our direct sales force and their ability to obtain new customers, particularly large enterprise customers, and to manage our existing customer base.  Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel.  New sales personnel require significant training and may, in some cases, take more than a year before becoming productive, if at all.  If we are unable to hire and develop sufficient numbers of productive direct sales personnel, sales of our software and services will suffer and our growth will be impeded.

Our business is dependent upon our ability to attract and retain skilled personnel. If we are unsuccessful in our recruiting efforts or if we lose the services of skilled personnel, our business will be adversely affected.

The success of the Company is dependent to a significant degree upon the skill and experience of its founders and other key personnel including Bill Clark, Lynn Kitzmann and others. The loss of the services of any of these individuals could adversely affect the Company’s business. The Company cannot assure prospective investors that it would be able to find adequate replacements for these key individuals. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract and retain highly skilled employees, who are in great demand. If we are unsuccessful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected. Effective succession planning is also important to our long-term success. Failure to ensure effective transfer of knowledge and smooth transitions involving key employees could hinder our strategic planning and execution.

The financial services industry is the subject of increasing regulatory focus, which may result in the imposition of costly new compliance burdens on us and our channel partners and may lead to increased costs and decreased transaction volumes and revenue, which could have a material adverse effect on our business and results of operations.

Regulation of the financial services industry has seen rapid change in recent years, including the passage of the Patriot Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), including the Durbin Amendment.  We are subject to regulations that affect the electronic payment industry in which our service is used.  In particular, the banks and financial institutions that we provide services to are subject to regulations applicable in the United States and abroad, and, consequently, we are at times affected by such regulations.

Increased regulation may result in costly compliance burdens and/or may otherwise increase our costs, which could materially and adversely influence our financial performance.  Similarly, increased regulation of our channel partners may cause them to reduce the volume of transactions processed through our systems, which could reduce our revenues materially and adversely influence our financial performance.  Finally, failure to comply with the laws and regulations to which we are subject could result in fines, sanctions or other penalties, which could materially and adversely affect our reputation, results of operations and overall business.

The Dodd-Frank Act may have a material adverse impact on our revenue, our prospects for future growth and our overall business, financial condition and results of operations.

The Dodd-Frank Act establishes regulation and oversight by the U.S. Federal Reserve Board of debit interchange rates and certain other network industry practices. Among other things, it requires debit and prepaid “interchange transaction fees” (referred to in the Dodd-Frank Act as fees established, charged or received by a payment card network for the purpose of compensating an issuer for its involvement in an electronic debit transaction) to be “reasonable and proportional to the cost incurred by the issuer with respect to the transaction.”  We believe that, as a small issuer with less than $10 billion in consolidated assets, our payment service is exempt from this provision of the Dodd-Frank Act.  If we are not exempt from this provision of the Dodd-Frank Act of if the law is changed so that it applies to small issuers, our business, financial condition and results of operations could be materially adversely affected.

Additionally, the Dodd-Frank Act provides that neither an issuer nor a payment card network may establish exclusive debit network arrangements or inhibit the ability of a merchant to choose among different networks for routing debit transactions.  Under alternative rules proposed by the Federal Reserve, either (1) a debit card would meet the requirements of the Dodd-Frank Act as long as it could be used in at least two unaffiliated networks, or (2) each debit card would be required to function in at least two unaffiliated networks for each method of authorization that the cardholder could use for transactions (i.e., two signature and/or two PIN networks).  Some of our services will use a debit card or prepaid card product for consumer funds.  Should there be additional legal challenges in the credit card processing industry or other laws such as the Dodd-Frank Act, we may be restricted in the services it can provide.

The Dodd-Frank Act also created two new independent regulatory bodies in the Financial Reserve System.  The Consumer Financial Protection Bureau will have significant authority to regulate consumer financial products, including consumer credit, deposit, payment, and similar products; although it is not clear whether and/or to what extent the Bureau will be authorized to regulate broader aspects of payment card network operations.  The Financial Stability Oversight Council is tasked, among other responsibilities, with identifying “systemically important” payment, clearing and settlement systems that will be subject to new regulation, supervision and examination requirements, although it is not clear whether Spindle would be deemed “systemically important” under the applicable statutory standard.  If Spindle were deemed “systemically important,” it could be subject to new risk management regulations relating to its payment, clearing, and settlement activities.  New regulations could address areas such as risk management policies and procedures; collateral requirements; participant default policies and procedures; the ability to complete timely clearing and settlement of financial transactions; and capital and financial resource requirements.  In addition, a “systemically important” payment system could be required to obtain prior approval from the U.S. Board of Governors of the Federal Reserve System or another federal agency for changes to its system rules, procedures or operations that could materially affect the level of risk presented by that payment system.  These developments or actions could increase the cost of operating our business and may make payment card transactions less attractive to card issuers, as well as consumers.  This could result in a reduction in our payments volume and revenues.

If issuers, acquirers and/or merchants modify their business operations or otherwise take actions in response to this legislation which have the result of reducing the number of debit transactions we process or the network fees we collect, the Dodd-Frank Act could have a material adverse impact on our revenue, our prospects for future growth and our overall business, financial condition and results of operations.  Failure by our channel partners or by us to adjust our strategies successfully to compete in the new environment would increase this impact.

General economic and political conditions may adversely affect trends in consumer spending, which would have an adverse effect on our results of operations.

The electronic payment industry depends heavily upon the overall level of consumer, business and government spending.  General economic conditions (such as unemployment and changes in interest rates) and continuing political gridlock in Congress, which has resulted in a failure to extend unemployment benefits or to raise the minimum wage, may adversely affect our financial performance by reducing the number or average purchase amount of transactions involving payment cards carrying our brands.  Any such reduction would have an adverse effect on our results of operations.

If our transaction processing systems are disrupted or we are unable to process transactions efficiently or at all, our revenue or profitability would be materially reduced.

Our processing systems may experience service interruptions as a result of process or other technological malfunction, fire, natural or man-made disasters, power loss, disruptions in long distance or local telecommunications access, fraud, terrorism, accident or other catastrophic events, the probability or severity of which we cannot determine or predict.  A disaster or other problem at our primary and/or back-up facilities or our other owned or leased facilities could interrupt our services.  Our visibility in the global payments industry may also attract terrorists, activists or hackers to attack our facilities or systems, leading to service interruptions, increased costs or data security compromises.  Additionally, we rely on third-party service providers for the timely transmission of information across our data transportation network.  Inadequate infrastructure in lesser developed markets could also result in service disruptions, which could impact our ability to do business in those markets.  If one of our service providers fails to provide the communications capacity or services we require, as a result of natural disaster, operational disruption, terrorism or any other reason, the failure could interrupt our services, adversely affect the perception of our brands’ reliability and materially reduce our revenue or ability to achieve profitability.

Account data breaches involving card data stored by third parties or us could adversely affect our reputation and revenue.

We, our channel partners, merchants, and other third parties store cardholder account and other information in connection with payment cards bearing our brands.  In addition, our channel partners may sponsor third-party processors to process transactions generated by cards carrying our brands and merchants may use third parties to provide services related to card use.  Although we use what we believe to be industry standard, reasonable security precautions and protections, a breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving cards carrying our brands, damage the reputation of our brands and lead to claims against us.  In recent years, there have been several high-profile account data compromise events involving merchants and third party payment processors that process, store or transmit payment card data, which affected millions of MasterCard, Visa, Discover and American Express cardholders.  As a result of such data security breaches, we may be subject to lawsuits involving payment cards carrying our brands.  While most of these lawsuits would not involve direct claims against us, in certain circumstances, we could be exposed to damage claims, which, if upheld, could materially and adversely affect our profitability.

Any damage to our reputation or that of our brands resulting from an account data breach could decrease the use and acceptance of payment processing services, which in turn could have a material adverse impact on our transaction volumes, revenue and prospects for future growth, or increase our costs by leading to additional regulatory burdens being imposed upon us.

If we are not able to keep pace with the rapid technological developments in our industry to provide customers, merchants and cardholders with new and innovative payment programs and services, the use of our technology and services could decline, which could reduce our revenue and income or limit our future growth.

The payment card industry is subject to rapid and significant technological changes, including continuing developments of technologies in the areas of smart cards, radio frequency and proximity payment devices (such as contactless cards), electronic commerce and mobile commerce, among others.  We cannot predict the effect of technological changes on our business.  We rely in part on third parties, including some of our competitors and potential competitors, for the development of and access to new technologies.  We expect that new services and technologies applicable to the payments industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently use in our card programs and services.  In addition, our ability to implement new services and technologies that we develop may be inhibited by a need for industry-wide standards, by resistance from customers or merchants to such changes, by the complexity of our systems or by intellectual property rights of third parties.  Our future success will depend, in part, on our ability to develop or adapt to technological changes and evolving industry standards.  If we are unable to do this, our revenue may decline and our future growth may be limited.

As we continue to grow and to develop our intellectual property, we expect to receive notifications from competitors alleging infringement of intellectual property.  We may incur substantial costs as a result of litigation or other proceedings relating to intellectual property rights and our commercial activities could be disrupted.

We and/or the entities we have acquired have received notices or inquiries from other companies suggesting that we may be infringing their intellectual property and that we will be required to license use of the intellectual property to avoid infringement.  As we continue to grow and to develop our intellectual property, we expect to receive such notices.  If we cannot resolve such matters, the cost to us of litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert management’s attention from our day-to-day operations.  Some of our competitors may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources.  If we do not prevail in this type of litigation, we may be required to pay monetary damages; stop commercial activities relating to our product; obtain one or more licenses in order to secure the rights to continue marketing certain products; or attempt to compete in the market with substantially similar products.  Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue some of our operations.

Changes to payment card networks or bank fees, rules, or practices could harm our business.

We must rely on banks or other payment processors to process transactions, and therefore, must pay fees for this service.  From time to time, payment card networks have increased, and may increase in the future, the interchange fees and assessments that they charge for each transaction using one of their cards.  Our payment card processors have the right to pass any increases in interchange fees and assessments on to us as well as increase such processor’s own fees for processing.  Increases in interchange fees and assessments could increase our operating costs and reduce our profit margins.  Any material reduction in credit or debit card interchange rates in the United States or other markets could jeopardize our competitive position against traditional credit and debit card processors.

We are required by our processors to comply with payment card network operating rules, and we have agreed to reimburse our processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our channel partners.  The payment card networks set and interpret the card rules.  Payment card networks could adopt new operating rules or re-interpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement.  As a result, we could lose our ability to give customers the option of using payment cards to fund their payments.  If we were unable to accept payment cards, our business would be seriously damaged.

We are also required to comply with special operating rules enacted by the payment card networks for payment service providers and payment facilitators.  We and our payment card processors have implemented specific business processes for merchant customers in order to comply with these rules, but any failure to comply could result in fines, the amount of which would be within the discretion of the payment card networks.  We also could be subject to fines from payment card networks if we fail to detect that merchants are engaging in activities that are illegal or that are considered “high risk,” primarily the sale of certain types of digital content.  For “high risk” merchants, we must either prevent such merchants from using our services or register such merchants with payment card networks and conduct additional monitoring with respect to such merchants.

System failures or slowdowns, security breaches and other problems could harm our reputation and business, cause us to lose our channel partners and revenue, and increase our service costs.

Our business is based upon our ability to securely, rapidly and reliably receive and transmit data through our systems.  One or more of our platforms could slow down significantly or fail, or be breached, for a variety of reasons, including:

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failure of third party equipment, software or services utilized by us,

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undetected defects or errors in our software programs, especially when first integrated into production,

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unexpected problems encountered when integrating changes, enhancements or upgrades of third party equipment or software with our systems,

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computer viruses,

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inability to secure Payment Card Industry compliance certification at the required level to operate as a registered PSP/PF,

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natural or man-made disasters disrupting power or telecommunications systems generally, and

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damage to, or failure of, our systems due to human error or intentional disruption such as physical or electronic break-in, sabotage, acts of vandalism and similar events.

We may not have sufficient redundant systems or backup telecommunications facilities to allow us to receive and transmit data in the event of significant system failures.  Any significant security breach degradation or failure of one or more of the sub-systems on which we rely, including the networks of our vendors and customers, could disrupt the operation of our network and cause our channel partners to suffer delays in transaction processing, which could damage our reputation, increase our service costs, or cause us to lose channel partners and revenues.

Risks Related to our Common Stock

Because we were a shell company prior to the acquisition of the assets of Spindle Mobile, holders of our common stock may be unable to sell their shares under Rule 144 until April 28, 2015, provided that the Company is subject to the Exchange Act Reporting Requirements at the time of such sale.

Our Common Stock is subject to risks arising from restrictions on reliance on Rule 144 by shell companies or former shell companies. The SEC defines a shell company as a company that has (a) no or nominal operations and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Under Rule 144, a person who has beneficially owned restricted securities of an issuer and who is not an affiliate of that issuer may sell them without registration under the Securities Act provided that certain conditions have been met. One of these conditions is that such person has held the restricted securities for a prescribed period, which can be 6 months or 1 year, depending on various factors. However, when the reporting company has previously been a shell company, as we were prior to the acquisition of assets from Spindle Mobile, Rule 144 is unavailable for the resale of securities until the following conditions have been met:

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The issuer of the securities that was formerly a shell company is subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act and has ceased to be a shell company; and

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At least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company, including audited financial statements ("Form 10 Information").

The transactions completed by the Spindle Mobile Agreement have been accounted for as a reverse capitalization with a shell company, thereby requiring the filing of Form 10 Information. As a result of the Company’s prior status as a “shell company”, stockholders who receive our restricted securities will not be able to sell them pursuant to Rule 144 without registration until at least one year has elapsed from the time that the issuer filed Form 10 Information with the Commission (the “One Year Anniversary Date”); provided, that the Company is subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act and if and for so long as we have complied with our reporting requirements in the 12 months immediately prior to the One Year Anniversary Date. While the Company believes the equivalent of Form 10 Information was filed with the Commission on August 6, 2013, while the Company was a voluntary reporter, in the Amendment No. 1 to the Company’s Form 10-K for the fiscal year ended December 31, 2011, the Company has not received any assurances that Exchange Act reports filed while the Company was a voluntary reporter, and not subject to the Exchange Act reporting requirements, will satisfy the conditions of Rule 144 for prior shell companies. As a result, the Company can only provide assurances that its securities will be eligible for resale pursuant to the exemption from registration under Rule 144 on April 28, 2015, the date upon which the Company has been subject to the reporting requirements for one full year, without objection from the Commission; provided that, the Company is current in its reporting obligations at the time of any individual sale.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell some or all of their shares of common stock pursuant to the safe harbor of Rule 144 under the Securities Act, subject to its availability and certain limitations thereunder, or pursuant to the exemption from registration provided by Section 4(1) of the Securities Act.  In general, pursuant to Rule 144 as in effect as of the date of this prospectus, a stockholder (or stockholders whose shares are aggregated) who has satisfied the applicable holding period and is not deemed to have been one of our affiliates at the time of sale, or at any time during the three months preceding a sale, may sell their shares of common stock; provided that, (1) one year has elapsed since the filing of Form 10 Information; (2) we are subject to the Exchange Act reporting requirements and (3) we are current in filing our Exchange Act reporting requirements.  In addition, Section 4(1) of the Securities Act provides an exemption from registration under the Securities Act for transactions by any person other than an issuer, underwriter or dealer, and such exemption may be an available exemption to certain stockholders desiring to resell their shares of our common stock, albeit without the safe harbor provided by Rule 144.  Registration of re-sales of our shares of common stock, as we are doing for the selling stockholders, also increases the amount of shares eligible for resale.  Any substantial sale, or cumulative sales, of our common stock pursuant to Rule 144 or Section 4(1) under the Securities Act or pursuant to any resale registration statement may have a material adverse effect on the market price of our securities.  As of the date of this prospectus, greater than 3/4 of our outstanding shares of common stock would be eligible for resale pursuant to Rule 144 if and when Rule 144 becomes available to our stockholders and 36,057,828 shares of our common stock, which represents approximately 88% of our outstanding common stock, will be eligible for resale if the registration statement, of which this prospectus is a part, is declared effective by the SEC.

Our shares of common stock are subject to penny stock regulation.  Because our common stock is penny stock, holders of our common stock may find it difficult or may be unable to sell their shares.

The SEC has adopted rules that regulate broker/dealer practices in connection with transactions in penny stocks.  Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system).  The penny stock rules require a broker/dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker/dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker/dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker/dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, holders of our common stock may find it difficult or may be unable to sell their shares.

Our stock price may be volatile and you may not be able to resell your shares at or above the price you paid.  In addition, volatility in the price of our common stock may subject us to securities litigation resulting in substantial costs and liabilities and diverting management’s attention and resources.

The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

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our ability to execute our business plan;

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changes in our industry;

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competitive pricing pressures;

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our ability to obtain working capital financing;

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additions or departures of key personnel;

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limited “public float” in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

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sales of our common stock (particularly following effectiveness of the registration statement of which this prospectus is a part);

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operating results that fall below expectations;

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regulatory developments;

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economic and other external factors;

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period-to-period fluctuations in our financial results;

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our inability to develop or acquire new or needed technologies;

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the public’s response to press releases or other public announcements by us or third parties, including filings with the SEC;

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changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

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the development and sustainability of an active trading market for our common stock; and

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any future sales of our common stock by our officers, directors and significant stockholders.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.  These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance.

FINRA sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted Rule 2111 that requires a broker-dealer to have reasonable grounds for believing that an investment is suitable for a customer before recommending the investment.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We have not paid any cash dividends and do not intend to pay any cash dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock.  For the foreseeable future, we intend to reinvest any earnings in the development and expansion of our business, and do not anticipate paying any cash dividends on our common stock.  Any future determination to pay dividends will be at the discretion of the board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant.  Therefore, there can be no assurance that any dividends on the common stock will ever be paid.

Because we are a small, unproven company, stockholders may find it difficult to sell their common stock in the public markets.

Our common stock is currently traded on the OTCQB under the symbol “SPDL”.  The number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our common stock until such time as we became more viable.  Additionally, many brokerage firms may not be willing to effect transactions in our securities.  As a consequence, there may be periods of several days or more when trading activity in our common stock is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on the stock price.  We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained.

Future issuances of our preferred stock could dilute the voting and other rights of holders of our common stock.

Our board of directors has the authority to issue shares of preferred stock in any series and may establish, from time to time, various designations, powers, preferences and rights of the shares of each such series of preferred stock.  Any issuances of preferred stock may have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the voting and other rights of the holders of our common stock.

Due to our limited resources and number of employees, our management has concluded that our internal control over financial reporting as of December 31, 2014 and 2013 was ineffective.  This may cause investors to lose confidence in our financial reporting and have an adverse effect on the trading price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive officer and the principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.   Our internal control over financial reporting as of December 31, 2013 and December 31, 2014 was ineffective due to our limited resources and personnel, resulting in limited segregation of duties.  Because of this material weakness, investors could lose confidence in our reported financial information, which could have an adverse effect on the trading price of our common stock.

If we are unable to comply with the financial reporting requirements mandated by the SEC’s regulations, investors may lose confidence in our financial reporting and the price of our common stock could decline.

If we fail to maintain effective internal controls over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.  If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Exchange Act.  Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

Our directors, executive officers and controlling persons as a group have significant voting power and may take actions that may not be in the best interest of shareholders.

Our directors, executive officers and controlling persons as a group beneficially own approximately 20% of our Common Stock.  They will have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination that could be favorable to stockholders. This significant concentration of share ownership may also adversely affect the trading price for our Common Stock because investors may perceive disadvantages in owning stock in a company with controlling affiliated stockholders.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock by the selling stockholders in this offering. The proceeds from the sales will belong to the selling stockholders.

The Company will bear the cost of this registration statement.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.”  Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions.  These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described below and those discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in other documents which we file with the Securities and Exchange Commission.  Other factors that might cause such a difference include, but are not limited to:

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general economic conditions, including consumer spending, because they may affect our ability to expand our business and to raise money;

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our ability to raise enough money to continue our operations;

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changes in regulatory requirements that adversely affect our business;

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the pace at which our services are accepted by consumers;

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the loss of key employees;

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our ability to expand our customer base;

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our ability to compete effectively with other providers in the mobile marketing and payment services business;

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changes in the prices for third party banking services that adversely affect our business; and

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other uncertainties, all of which are difficult to predict and many of which are beyond our control

Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus, except as may be required under applicable securities laws.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were originally incorporated in the State of Nevada on January 8, 2007 as “Coyote Hills Golf, Inc.”  We were previously an online retailer of golf-related apparel, equipment and supplies, however, we generated minimal revenues from that line of business.  With our acquisition of Spindle Mobile, Inc. in December 2011, we became a commerce-centric company with four primary customers: 1) individual consumers (buyers); 2) individual businesses (merchants or sellers); 3) third party channel partners (financial institutions and other non-bank partners such as wireless carriers); and 4) advertisers (retail, brands, and destinations).  We generate revenue under the Spindle product line through our patented cloud-based payment processes.  We believe that our secure payments process as well as coupons, offers and loyalty programs and open consumer feedback about the products consumers purchase from the merchants we serve creates trust between consumers and merchants.  We provide the platform for the secure movement of funds between these parties as well as provide to brands, merchants, and institutions the conversion tools necessary to deliver a seamless frictionless finance system.

We have been growing our business through acquisitions and we expect to continue to expand in this manner.

On December 31, 2012 (the “Parallel Acquisition Closing Date”), pursuant to that certain Asset Purchase Agreement (the “Parallel Agreement”) by and between us and Parallel Solutions Inc., a Nevada corporation (“Parallel”), we acquired substantially all of the assets used in connection with Parallel’s business of facilitating electronic payment processing services to merchants (the “Parallel Assets”), assumed certain specified liabilities and hired seven Parallel employees in exchange for 538,570 unregistered shares of our common stock, of which 53,857 shares (the “Indemnification Escrow”) and 100,000 shares (the “Deferred Consent Escrow”) were deposited in escrow with our transfer agent.  The Indemnification Escrow was held for a period of one year from the Parallel Acquisition Closing Date and was available to compensate us, pursuant to the indemnification obligations of Parallel under the Parallel Agreement, and for any necessary accounts receivable adjustment after the Parallel Acquisition Closing Date.  The Indemnification Escrow has been terminated and the common stock has been released.  The terms of the Parallel Agreement provided that the Deferred Consent Escrow would be held for a period of up to five years following the Parallel Acquisition Closing Date and would be released to Parallel or its legally permitted assign(s) incrementally as and when certain specified contract assignments or residual revenue streams were properly assigned to us or the residual revenue streams in respect of such specified contracts were bought out by the applicable third party.  As of the date of this prospectus, these conditions have been satisfied and the Deferred Consent Escrow has been terminated and the common stock has been released.

On March 20, 2013 (the “MeNetwork Closing Date”), we assumed certain liabilities and acquired substantially all the assets of MeNetwork, Inc. (“MeNetwork”) used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”), pursuant to an Asset Purchase Agreement, dated March 1, 2013 (the “MeNetwork Agreement”).  As consideration for the assumption of the liabilities and the acquisition of the MeNetwork Assets, we issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares were held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims.  The escrow has been terminated and the shares of common stock have been released.  In addition, upon the earlier of 180 days following the MeNetwork Closing Date or a change in control of Spindle, we agreed to issue an additional 750,000 shares of common stock to Ashton Craig Page, the director and Chief Operating Officer of MeNetwork and a current director of Spindle.  On October 7, 2013 the 750,000 shares were issued to Mr. Page pursuant to the terms and conditions of the MeNetwork Agreement. On December 12, 2014, the Company, and Ashton Craig Page, in his capacity as the representative of MeNetwork and the MeNetwork Stockholders (the “Representative”), entered into an Amendment and Waiver to Asset Purchase Agreement (the "Amendment), pursuant to which the Company agreed to issue and the Representative agreed to accept on behalf of MeNetwork and the MeNetwork Stockholders an acceleration of the issuance of up to an aggregate of 1,000,000 Earnout Shares on or before December 31, 2014 in full satisfaction of all obligations of the Company to issue the Earnout Shares pursuant to the Purchase Agreement during the Earnout Period. These shares were issued on December 23, 2014.

On January 3, 2014 (the “Yowza Closing Date”), the Company acquired substantially all of the assets of Yowza International Inc. (renamed Y Dissolution, Inc.) (“Yowza!!) used in connection with its business of providing retail coupons through a mobile application (the “Yowza Assets”), and assumed certain liabilities of Yowza!! in an amount equal to $15,000 for consideration equal to (1) $500,000 in cash paid to Yowza!! and certain creditors and holders of outstanding promissory notes issued by Yowza!! and (2) an aggregate of 1,642,000 unregistered shares of our common stock (the “Aggregate Share Consideration”), issuable to the holders of Yowza!!’s outstanding capital stock.  Ten percent of the Aggregate Share Consideration was issued to certain executive management members and advisors of Yowza!! in accordance with consulting or employment agreements and subject to certain vesting provisions. In addition, an aggregate of 197,052 shares of common stock (the “Indemnification Escrow”), representing approximately 12% of the Aggregate Share Consideration, was deposited in escrow for a period of one year from the Yowza Closing Date for the purpose of satisfying Yowza’s indemnification obligations under the Asset Purchase Agreement, and for any necessary accounts receivable adjustment after the Yowza Closing Date.  As of the date of this prospectus, the escrow has been terminated and the shares of common stock have been released.

Because our operating expenses exceed our revenues, we have relied primarily on sales of our securities and loans from related parties to fund our operations. We will continue to require substantial funds to support our operations and carry out our business plan. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our channel partners.  We may not be successful in raising additional funds as needed or if, successful we may not be able to raise funds on terms that are favorable to us.  We cannot guarantee that we will ever be profitable.   As a result, our independent registered accounting firm has expressed doubt about our ability to continue as a going concern.

Our potential revenue streams are relatively new and have only recently begun to contribute materially to our operations.  As a result, we are unable to forecast future revenue.  Our management is hopeful that as our base of operations continues to grow, we will see a corresponding increase in licensing and transactional revenue.

Results of Operations

Comparison of Year Ended December 31, 2014 to the Year Ended December 31, 2013

Revenues and Cost of Sales

Revenues from ongoing operations are derived from our patented conversion and networked payment processes under the Spindle product line and licensing of our intellectual property. During the year ended December 31, 2014, we generated a total of $868,462 in revenues and incurred $311,364 in cost of sales, which produced a gross profit of $557,098. In the year ended December 31, 2013, we generated $1,313,621 in gross revenues and incurred $563,478 in cost of sales, which produced a gross profit of $750,143.

The year-over-year decrease in revenues and gross profit is due to management’s decision to focus the majority of resources on platform integration and development at the expense of short-term revenue generation, based on our belief that it was more important to bring a full-featured comprehensive platform to the market, rather than trying to sell a piecemeal solution.

The decision to embed new and innovative features in our software platform, along with the increased complexities of integrating the YOWZA!! and MeNetwork platforms, delayed our sales efforts. Management also reviewed the profitability of all of our customer relationships, which resulted in the strategic cancellation of contracts that did not generate positive cash flow to us. Management believes that the full technology platform development has now reached the stage where we can begin to aggressively sell our solutions to the market. We expect to see increase in licensing and transactional revenue in future quarters by bringing the full platform to market.

As stated previously, we only recently changed our business direction. Therefore, our potential revenue streams are relatively new and have only recently begun to contribute materially to our operations. As a result, we are unable to forecast future revenue.

Operating Expenses

In the course of our operations, we incur operating expenses composed largely of general and administrative costs and professional fees.  General and administrative expenses are essentially the cost of doing business, and encompass, without limitation, the following: research and development; licenses; taxes; general office expenses, such as postage, supplies and printing; rent; utilities; bank charges; and other miscellaneous expenditures not otherwise classified.  Accounting fees include: auditing by our independent registered public accountants, tax preparation fees for filing Federal and State income tax returns and other accounting-specific consulting services. Professional fees include: transfer agent fees for printing stock certificates; consulting costs for marketing and advertising; general business development; legal fees; and costs related to the preparation and submission of reports and information statements with the Commission.

During the year ended December 31, 2014, operating expenses totaled $7,987,325.  Comparatively, in the year ended December 31, 2013, we incurred $4,380,511 in operating expenses.  Depreciation and amortization was $592,137 and $244,818 for the years ended December 31, 2014 and 2013, respectively.   General and administrative expenses were $566,618 in 2014 compared to $492,315 in 2013.  Consulting expenses increased from $1,053,417 in 2013 to $2,377,212 in 2014, which included retainers and one time common stock expenses for rendered services.  Salaries, wages, and benefits increased from $1,498,466 in 2013 to $3,050,064 for the year ended December 31, 2014 due to the increase in client services, management, and internal development resources, which included a non-cash stock compensation expense of $1,505,758.  Director’s fees decreased from $200,850 in 2013 to $174,839 in 2014.  Promotional and marketing expenses increased from $81,783 in 2013 to $126,215.  Professional fees increased from $808,882 in 2013 to $1,100,240.

Other Expense

Net loss on settlement in the amount of $63,864 for the fiscal year ended December 31, 2013 relates to the issuance of 1,424,075 previously authorized shares of the Company’s common stock held in escrow in connection with our Net MoneyIn (“NMI”) acquisition in 2011. The release of shares occurred as a result of a full and final settlement agreement dated November 27, 2013. Pursuant to the agreement, we agreed to release a total of 800,000 of the aforementioned shares and forgive two notes receivable acquired through our acquisition of NMI with a total balance of principal and interest totaling $302,625. In addition, we agreed to issue the remaining 624,075 escrowed shares in settlement of a note payable previously assumed by our Chief Executive Officer and a director, together with accrued interest totaling $238,761. In exchange for the shares, notes receivable in the aggregate amount of $302,625 and a note payable of $238,761 (including accrued interest) held by the plaintiffs in the legal action were extinguished and a release from claims was executed between the parties.

The Company recognized interest expense on notes payable for the year ended December 31, 2014 of $1,994 compared to $19,550 for the year ended December 31, 2013. The decrease in expense year over year is directly related to utilizing less debt and raising capital through direct investments and sales of equity in the company.

MeNetwork Earnout settlement in the amount of $750,000 for the fiscal year ended December 31, 2014 relates to the issuance of 1,000,000 shares of the Company’s common stock a result of the MeNetwork Amendment. Pursuant to the Amendment, we agreed to issue a total of 1,000,000 of the aforementioned shares in full satisfaction of all obligations of the Company to issue the Earnout Shares pursuant to the MeNetwork Purchase Agreement during the Earnout Period.

The Company is required to annually test the goodwill balance for impairment by comparing the fair value of the reporting unit to the carrying amount of the reporting unit. The Company estimated the fair value of the goodwill associated with the MeNetwork acquisition and determined that the carrying value of the reported goodwill exceed the fair value. As a result, the Company recognized a loss on the impairment of goodwill for the fiscal year ended December 31, 2014 of $669,993.

The Company is required to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the historical cost carrying value many no longer be appropriate. The Company estimated the carrying value of license agreement associated with Spindle Mobile exceeded its estimated fair value. As a result, the Company recognized an impairment loss for the fiscal year ended December 31, 2014 of $69,808.

Net Losses

We have experienced net losses in all periods since our inception.   Our net loss for the year ended December 31, 2014 was $8,922,022 compared to a net loss of $3,713,782 for the year ended December 31, 2013.  Net losses are attributable to the Company’s recent acquisition and integration of Yowza!!, ongoing Payment Card Services (PCI) certifications and maintenance, extensive internal software development, and deployment of our initial suite of payment products.

We anticipate incurring ongoing operating losses and cannot predict when, if at all, we may expect these losses to plateau or narrow.

Liquidity and Capital Resources

Cash used in operating activities during the year ended December 31, 2014 was $1,691,787 compared to $1,815,443 for the year ended December 31, 2013.

Cash used in investing activities was $1,043,729 during the year ended December 31, 2014, specifically related to the purchase of capitalized software and domain names. Comparatively, cash used in investing activities was $528,877 in the period ended December 31, 2013.  The cash was used for the acquisition of intellectual property and internal software development costs.

During the year ended December 31, 2014, net cash provided by financing activities totaled $2,205,000 of which $1,945,000 was received from investors purchasing shares of our common stock, $215,000 was received from advances to the Company, and $100,000 in proceeds from notes payable to related parties. This was partially offset by a $55,000 repayment against notes payable to related parties. In comparison, during the year ended December 31, 2013, financing activities provided $2,933,059 in cash, primarily from sales of our common stock .

As of December 31, 2014, we had $169,807 of cash on hand. Our management believes this amount is not sufficient to maintain our operations for at least the next 12 months. We are actively pursuing opportunities to raise additional capital through sales of our equity and/or debt securities for cash. We cannot assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms. As such, our principal accountants have expressed doubt about our ability to continue as a going concern because we have limited operations and have not fully commenced planned principal operations.

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, recoverability of intangible assets, and contingencies and litigation.  We base our estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  The most significant accounting estimates inherent in the preparation of our consolidated financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources, primarily the valuation of intangible assets.  The methods, estimates and judgments we use in applying these most critical accounting policies have a significant impact on the results we report in our consolidated financial statements.

Intangible assets

Management regularly reviews property, equipment, intangibles and other long-lived assets for possible impairment.  This review occurs quarterly, or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.  If there is indication of impairment, then management prepares an estimate of future cash flows expected to result from the use of the asset and its eventual disposition.  If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized to write down the asset to its estimated fair value.

Management believes that the accounting estimate related to impairment of its property and equipment, is a “critical accounting estimate” because: (1) it is highly susceptible to change from period to period because it requires management to estimate fair value, which is based on assumptions about cash flows and discount rates; and (2) the impact that recognizing an impairment would have on the assets reported on our balance sheet, as well as net income, could be material.  Management’s assumptions about cash flows and discount rates require significant judgment because actual revenues and expenses have fluctuated in the past and are expected to continue to do so.

We review the carrying value of intangible assets for impairment whenever events and circumstances indicate that the carrying value may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors.

Software development costs

We account for the cost of computer software developed or obtained for internal use of its application service by capitalizing qualifying costs, which are incurred during the application development stage, and amortizing them over the software’s estimated useful life.  Costs incurred in the preliminary and post-implementation stages of our products are expensed as incurred.  The amounts capitalized include external direct costs of services used in developing internal-use software and for payroll and payroll-related costs of employees directly associated with the development activities.  We amortize capitalized software over the expected period of benefit, which is three years, beginning when the software is ready for its intended use.

Revenue recognition

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the customer; (3) the amount of fees to be paid by the customer is fixed or determinable; and (4) the collection of our fees is probable.

Sales related to long-term contracts for services (such as engineering, product development and testing) extending over several years are accounted for under the percentage-of-completion method of accounting.  Sales and earnings under these contracts are recorded based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method based budgeted milestones or tasks as designated per each contract.  Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

For all other sales of products or services, we recognize revenues based on the terms of the customer agreement.  The customer agreement takes the form of either a contract or a customer purchase order and each provides information with respect to the product or service being sold and the sales price.  If the customer agreement does not have specific delivery or customer acceptance terms, revenue is recognized at the time of shipment of the product to the customer.

Stock-Based Compensation

The Company records stock based compensation in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 718 which requires the Company to recognize expense related to the fair value of its employee stock option awards.  This eliminates accounting for share-based compensation transactions using the intrinsic value and requires instead that such transactions be accounted for using a fair-value-based method. The Company recognizes the cost of all share-based awards on a graded vesting basis over the vesting period of the award.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations or retained earnings.

OUR BUSINESS

Company History

Spindle was originally incorporated in the State of Nevada on January 8, 2007 as “Coyote Hills Golf, Inc.”  We were previously an online retailer of golf-related apparel, equipment and supplies and generated minimal revenues from that line of business.

On December 2, 2011, we acquired certain assets and intellectual property from Spindle Mobile, Inc., which was in the business of data processing, mobile payments and other related fields, in exchange for approximately 80% of our issued and outstanding common stock, which shares were distributed to the stockholders of Spindle Mobile, Inc. pursuant to the terms and conditions of an Asset Purchase Agreement dated December 2, 2011.  Concurrent with the closing of this acquisition, we amended our Articles of Incorporation to change our name from “Coyote Hills Golf, Inc.” to “Spindle, Inc.”  Since this acquisition, we have completed additional acquisitions, including, (1) on December 31, 2012, substantially all of the assets of Parallel Solutions, Inc. (“Parallel”) used in connection with its business of facilitating electronic payment processing services to merchants, (2) on March 20, 2013, substantially all of the assets of MeNetwork, Inc. (“MeNetwork”) used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers, and (3) on January 3, 2014, substantially all of the assets of Yowza International Inc. (“Yowza!!”) used in connection with its business of providing retail coupons through a mobile application.

Business

Spindle is a commerce solution company focused on serving small and medium-sized businesses and their current and potential customers. We supply a Unified Commerce solution that is comprised of point-of-sale (“POS”), mobility, operational and marketing services that we believe enables merchants to attract and retain customers through the use of our proprietary platforms and systems. While a relatively new concept in the industry, Unified Commerce supplies a critically important service to merchants. It is based on using partners to deliver a comprehensive solution which combines various technologies in a single delivery point to a business. It offers a full range of features and services, while eliminating the disruption and cost associated with deploying previously disparate solutions. We believe today’s merchant wants innovation, simplicity, and one point of service, without disruption to their businesses. We believe our unified commerce philosophy addresses this desire through a single source delivery.

Spindle has developed, or acquired, three primary components necessary to enable mission critical commerce activities between merchants and their customers. These services are (1) a full function payment aggregation platform forming the foundation of the unified architecture, (2) a Software-as-a-Service (“SaaS”) POS solution that resides in the cloud and serves as the entry point for merchants, and (3) a marketing platform that delivers hyperlocal identity, social media, and listings for businesses. Each local market is connected through our national Yowza!! branded consumer facing marketing platform.

Payments Platform

We believe Spindle operates one of the few “self-service” payment facilitator platforms (“PF”) in the country. As a PF, we provide services to merchants under a process defined by the card associations as “Aggregation” or “Master Merchant.” Spindle holds the merchant relationship with our sponsoring bank and bears the risk of underwriting and fraud. We use a single identified mark of “SPI*” on the Visa, MasterCard, Discover, and American Express networks with our registered identification, which is seen by cardholders every day.

The Company provides all aspects required for payment processing, including merchant boarding, underwriting, fraud monitoring, settlement, funding to the sub-merchant, and monthly reporting and statements. By providing all of the necessary services, we are designated in the market as a “self-service” payment facilitator. We control all of these necessary aspects in the payment process. We are then able to supply a one-step boarding process for our channel partners and value-added resellers, streamline the underwriting process for merchants, and leverage credit, funding, and transaction velocity to manage fraud to a very low-level, compared to other aggregators in the market. This capability also provides cost advantages, rapid response to market needs, simplified processes for boarding business and a seamless interface for our merchant customers.

We believe recent changes in the PF market have increased the value and relevance of Spindle’s payment processing platform. American Express and MasterCard have increased the processing limits for a sub-Merchant under a Master Merchant arrangement to $1 million in sales volume per card type. We expect the other card networks to follow suit in 2015. With this expansion in processing volume, Spindle can now process for traditional small-medium sized business (“SMBs”), which make up approximately 50% of the 11 million merchants in the US. Expanding beyond the “micro” merchant segment enables us to leverage the quick boarding, risk management, and full service nature of our processing platform in a market we believe is undergoing a rapid evolution.

Additionally, we believe the recent introduction of ApplePay, Google’s acquisition of SoftCard, and PayPal’s acquisition of Paydiant, the supplier to Merchant Customer Exchange (MCX) CurrentC, provides evidence that mobile payment use is likely to increase. As an acquiring service provider to merchants, Spindle is well positioned to capitalize on growth in this area. The Company intends to derive revenue from the payments made by consumers using digital wallets at the many merchant locations that rely on Spindle-powered POS and shopping apps.

Chip card upgrades in the U.S. drive another very important evolution in the payment processing market. The card associations are actively promoting the move to the chip card infrastructure, also known as Eurocard-MasterCard-Visa (“EMV”) standard. This is in response to many of the recent data breaches where credit card numbers have been stolen. The EMV standard helps to reduce the use of stolen credit cards. While there is much debate on the exact benefits of EMV, it appears to have significant momentum with monetary penalties and a liability shift to the merchants who do not process their payments using the embedded EMV chip. This means that 11 million US-based merchants will have to decide whether to upgrade, replace, or take the risk of keeping their current non-EMV capable POS platforms. Regardless of the actual number of merchants who are driven by EMV alone, this dialog is universal.

POS

Historically, POS systems have usually been deployed in piecemeal: cash registers from one vendor, credit card terminals from another, inventory management, loyalty programs, web services, and social media support all from separate sources. The Company believes that a Unified Commerce platform, defined as a service that integrates these services into a single managed cloud-based solution, is necessary in the market. The Company’s cloud-based infrastructure allows merchants to leverage the services they need, when they need it, delivered through a common portal.

The Company provides a full service POS platform that is leverages our Unified Commerce capability. The Yowza!! POS SaaS offers native iOS and Android (and soon, Microsoft) apps, as well as a fully web-enabled interface to facilitate mobile, web and in-store interaction between merchants and their customers. It tracks inventory, leverages 2D and 3D bar codes for inventory and sales tracking, supports on-line ordering and shopping on the public side of the POS system, mobile based table ordering and payment, and shipping management for retailers, along with robust reporting capabilities.

We believe our Yowza!! POS service and its features are favorably poised to serve mobile-enabled customers. In addition to traditional POS capabilities, the Company can easily deliver other mission critical services, like accounting, security, and marketing. For example, we can now integrate surveillance video through our partner, Clear2There. Their cloud-based video and sensor monitoring service can integrate with the POS and payment processing platform to help merchants monitor and record events such as voids, over-rings, alcohol sales, or large ticket sales.  The interaction between these systems happens in the cloud, and does not require complicated or multi-vendor technical coordination that the merchant must manage.   This, in essence, is the appeal of Unified Commerce. A single solution, from a single vendor, that performs a multitude of tasks beyond the traditional silos. Flexible and robust, delivering the services that merchants need, while minimizing expense and squeezing out complexity.

Hyper-local

Every merchant, whether a national chain or single-site business, resides in a local market with unique dynamics and communication needs. The Company believes based on its experience from the acquisition of MeNetwork, “local” is key to driving sales and customer loyalty. We believe repeat business requires having a personal connection with customers. The Company delivers on the local market engagement with the Yowza!! Local program. It combines the benefits of the national branded shopping app and in-store consumer engagement program that is designed to help smaller merchants compete locally through a package of marketing services:

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Web and mobile website

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Social media

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Search engine optimization and local search optimization

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Email marketing

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Community Portal and Directory

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Local marketing

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Blogs

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Video

We believe mobile engagement is key to improve the merchant-customer relationship.  With advanced beacon technology, we can deliver rich media content and personal messages to shoppers, while in-store, to generate instant promotions and immediately recognize loyalty. Spindle’s technology enables merchants to connect consumers and facilitate immediate and ongoing communication.

Data Analytics

The Company recognizes the significant role that data will play in the mobile and ecommerce sectors, and has started to establish partnerships with a number of data analytics solutions providers. The Company’s Unified Commerce platform provides the foundation for what will become individualized consumer engagement, which we believe will be the next step in the market’s evolution.

The combination of analytics and beacons signify a bold new step in merchandising and marketing. Offered as a single service through our Unified Commerce platform, merchants can identify repeat customers when they enter a shop. The system can automatically retrieve recent purchase history and then make recommendations on new purchases. Video content that provides product information can be sent to the consumer’s mobile phone, accompanied by incentives and other offers. It is a completely automated process.

The underlying technology is available, as is the data. This technology evolves mobile marketing traditional “push” strategy to “pull” efforts that brings sales efforts to a hyper local level. We believe with the use of data analytics, it will be possible to deliver a specific rich media communication to a customer while they shop.

Combine the many market forces including the move toward EMV mandates, the acceleration of digital wallets from Apple, Google, and PayPal, the need to drive sales in the local market, and the cost saving opportunity of a Unified Commerce platform, and we believe the Company delivers a compelling service supported by a strong return-on-investment and the need to upgrade marketing and consumer engagement technologies. With this technology, a merchant of any size can enter the competitive marketplace and attract and retain customers, all at a historically low price point. We believe the Company’s Unified Commerce services change everything.

Competition

We compete in the mobile commerce solutions market, providing products and services for payment processing and mobile marketing solutions, including payment aggregation, location-based services, and advertising.  The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business.

Our business is constantly evolving and the market is highly competitive and includes many large, well-funded and experienced participants. We currently do not represent a significant presence in the payment processing industry. As we grow our business, we will compete with online and offline merchants offering similar products and services. We also compete with other businesses that focus on payment processing and POS solutions. In addition, we compete with online and traditional couponing companies. We believe that we compete favorably through our Unified Commerce solution, our full service POS platform and our focus on SMBs. We believe that our platform is offered at a price point that attracts SMBs, who otherwise would not utilize such a system. We believe this, in combination with our strategic partnerships, will keep us competitive in the marketplace.

Our Growth Strategy

Sales

We supply services to three categories of customers: 1) individual consumers, who we sometimes refer to as “buyers”; 2) individual businesses, which we sometimes refer to as “merchants” or “sellers”; and 3) third party resellers (advertising and content media companies, financial institutions and other resellers such as SaaS based point of sale companies).  We derive revenue from the sale of our services to merchants and reseller partners.  The services enable merchants to attract, market to, and retain their customers though our advertising platform as well as to process payments for goods and services sold to consumers through a face-to-face transaction using the Yowza!! platform, website based shopping cart, or by accepting card swipe transactions on the Yowza!! Cloud POS or enabled reseller mobile app.

We reach merchants in two ways, either by direct sales or by indirect sales through reseller channels.  Direct sales are derived using employees and contract labor, web or app store traffic, and by viral methods such as referrals from our customers and merchants.  Additionally we have signed several reseller agreements to extend our reach into specialized markets such as mobile advertising and display, micro mobile merchant aggregation via physical cellular locations (mPOS), independent sales offices (ISOs), SaaS based point of sale (POS), and website merchant services (eCommerce).  We consider our reseller agreements to be “indirect” sales.  These originate from internal sales efforts where we will provide the technology and/or bundle our marketing and payment systems with the reseller’s products.  In some cases our systems carry the Yowza!! brand, while in other cases our systems are branded under the reseller’s name, imaging, and logos.

We currently support more than 25 separate channel programs that we designate as “white label” partners, who place their brand on the product or bundle our services within theirs. Resellers can leverage the benefits of the Company’s technology and combine it with the reseller’s product in a single product offering. No single reseller represents more than 20% of our revenue.  Contracting with resellers is one of the core tenants of our growth plans in 2015.

During 2015, the Company is focused on driving the Yowza!! brand, and increasing the revenue per unit by delivering a higher value service. Instead of servicing the “micro” merchant market, as was our focus last year, we are now driving sales to the SMB community through the sale of our SaaS tablet-based POS, bundled with the Yowza!! marketing and couponing service, and other unified services described above. Spindle’s Unified Commerce platform is a new bundle delivered in first quarter of 2015, and will be the basis of our revenue going forward.

Acquisitions

We expect to grow not only through the addition of merchants using our products and services, but by means such as acquisitions.  We have made acquisitions over the past two years, including the acquisition of Parallel Solutions Inc. in the fourth quarter of 2012, MeNetwork in the first quarter of 2013 and Yowza!! in the first quarter of 2014.  We will continue to search and identify unique opportunities that we believe will enhance our product features and functionality, revenue goals, and technology.  Our acquisitions have been consummated through the issuance of a combination of our common stock and cash.

Government Regulation

We are subject to regulations that affect the electronic payment industry in which our service is used.  In particular, the banks and financial institutions that we provide services to are subject to regulations applicable in the United States and abroad, and, consequently, we may be affected by such regulations.  Regulation of the financial services industry has seen rapid change in recent years, including the passage of the Patriot Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the Durbin Amendment (the “Dodd-Frank Act”).  The Dodd-Frank Act establishes regulation and oversight by the U.S. Federal Reserve Board of debit interchange rates and certain other network industry practices.  Among other things, it requires debit and prepaid “interchange transaction fees” (referred to in the Dodd-Frank Act as fees established, charged or received by a payment card network for the purpose of compensating an issuer for its involvement in an electronic debit transaction) to be “reasonable and proportional to the cost incurred by the issuer with respect to the transaction.”  We believe that, as a small issuer with less than $10 billion in consolidated assets, our payment service is exempt from this provision of the Dodd-Frank Act.  If at any time these regulations should change there would be an impact on our business model due to the costs of compliance with such regulations.

Additionally, the Dodd-Frank Act provides that neither an issuer nor a payment card network may establish exclusive debit network arrangements or inhibit the ability of a merchant to choose among different networks for routing debit transactions.  Under alternative rules proposed by the Federal Reserve, either (1) a debit card would meet the requirements of the Dodd-Frank Act as long as it could be used in at least two unaffiliated networks, or (2) each debit card would be required to function in at least two unaffiliated networks for each method of authorization that the cardholder could use for transactions (i.e., two signature and/or two PIN networks).

The Dodd-Frank Act also created two new independent regulatory bodies in the Financial Reserve System.  The Consumer Financial Protection Bureau has significant authority to regulate consumer financial products, including consumer credit, deposit, payment, and similar products; although it is not clear whether and/or to what extent the Bureau will be authorized to regulate broader aspects of payment card network operations.  The Financial Stability Oversight Council is tasked, among other responsibilities, with identifying “systemically important” payment, clearing and settlement systems that will be subject to new regulation, supervision and examination requirements, although it is not clear whether Spindle would be deemed “systemically important” under the applicable statutory standard.  If Spindle were deemed to be “systemically important,” it could be subject to new risk management regulations relating to its payment, clearing, and settlement activities.  New regulations could address areas such as risk management policies and procedures; collateral requirements; participant default policies and procedures; the ability to complete timely clearing and settlement of financial transactions; and capital and financial resource requirements.  In addition, a “systemically important” payment system could be required to obtain prior approval from the U.S. Board of Governors of the Federal Reserve System or another federal agency for changes to its system rules, procedures or operations that could materially affect the level of risk presented by that payment system.  These developments or actions could increase the cost of operating our business and may make payment card transactions less attractive to card issuers, as well as consumers.  This could result in a reduction in our payments volume and revenues.

We are also required to comply with Payment Card Industry data protection policies.  We employ an external Payment Card Industry audit firm to ensure that we are following best practices and have the required system reviews.   We are currently certified by Megaplan IT to operate as a Service Provider at Level 1, which is the highest certification.

Intellectual Property

Our intellectual property portfolio supports and enhances our enterprise payment solutions, which is developed both internally and through acquisition.  We own 4 patents and we have an additional 2 patent applications pending with the United States Patent & Trademark Office (U.S.P.T.O) and 3 applications in various stages of completion.  Our patent portfolio plays an integral role in technology platforms and services we believe foundational to the methods used in networked payments.  The patent portfolio includes one continuation patent in a family of patents related to “Processing Payment on the Internet” now pending with the U.S.P.T.O.  The issue date and expiration date of our issued US patents are included in the table below.

U.S. Patent No.	Issue Date	Expiration Date	Filing Date	Title
5,822,737	10-13-1998	10-13-2018	02-05-1996	Financial Transaction System
5,963,917	10-05-1999	10-05-2019	10-05-1998	Financial System of Computers
5,991,738	11-23-1999	11-23-2019	11-12-1997	Automated Credit Card Processing
6,381,584	04-30-2002	04-30-2022	09-07-2000	Computers in a Financial System

Employees

We currently employ 13 employees, including executive management, sales (including channel management), client services, technology development and IT infrastructure management, technical administration and implementation, and reception.  We outsource some of our core technology development.  We have no labor union contracts and believe relations with our employees are satisfactory.

Properties

Our headquarters are located at 8700 E Vista Bonita Dr., Suite 260, Scottsdale, AZ 85255 and consists of approximately 4,881 square feet of office space that we lease from Brentwood Scottsdale, LLC at a rate of $6,488 per month.  The lease term is 40 months and expires December 31, 2016.  We believe that the office space we occupy is suitable for our current operations.

Management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

MANAGEMENT

The following table sets for the names and ages of our directors and executive officers:

Name	Age	Position
William Clark	57	President, Chief Executive Officer and Chairperson of the Board

Lynn Kitzmann	36	Chief Financial Officer

John Devlin	70	Chairman of Audit Committee and Director

Glenn Bancroft	58	Chairman of Compensation Committee and Director

Dr. Jack Scott	61	Chairman of Nominating Committee and Director

Tony Van Brackle	56	Director

Terms of Office

Our directors are elected by the stockholders and serve until their successors are elected and qualified, or until he or she resigns or is removed in accordance with our bylaws and the provisions of the Nevada Revised Statutes.

Our officers are appointed by our board of directors and serve at the pleasure of the board or until the officer’s resignation.

Background of Executive Officers, Directors, Promoters and Control Persons

William Clark has served as our President since January 18, 2012, as our Chief Executive Officer since April 17, 2013 and as a director since February 27, 2014.  From January 18, 2012 until April 15, 2014 he also served as our Principal Financial Officer.  He joined Spindle in January 2011, and through his leadership, we have developed a unique mobile commerce solution that combines multiple aspects of mobile payments and mobile marketing technologies.  Mr. Clark achieved this by combining our custom built payment platform with capabilities acquired through targeted acquisitions of four leading technology companies.  Before joining Spindle, from April 2005 to January 2011, Mr. Clark served as executive vice president and general manager for Apriva’s Point of Sale division, where he led Apriva’s expansion to become North America’s leading provider of wireless payment technology.  Prior to Apriva, Mr. Clark served as general manager of wireless products for First Data Merchant Services.  During his 17 year tenure with First Data, he pioneered the delivery and sales of emerging technologies over a wide range of markets, including Internet banking, electronic bill presentment, web-based merchant services, chip cards, and the release of Internet and wireless acquiring products.  Mr. Clark holds a Bachelor of Science degree in Electronics and Management from Southern Illinois University and an MBA from University Nebraska Omaha.  Mr. Clark’s extensive experience in wireless payment technology led us to believe that he should serve as a director.

Lynn Kitzmann has served as our Chief Financial Officer since February 18, 2015. Since May 12, 2014, she has served as the Company’s Controller.  Prior to joining the Company, Ms. Kitzmann served as Assistant Controller at Redflex Traffic Systems in Phoenix, Arizona from June 2013 to June 2014.  Prior to her experience at Redflex, Ms. Kitzmann was Manager of Accounting and Financial Reporting at Rural Metro Corp. in Scottsdale, Arizona from January 2009 to June 2013.  Ms. Kitzmann has extensive experience in similar accounting and financial reporting positions during her career with both public and private companies.  Ms. Kitzmann began her career in public accounting with the firm of Pricewaterhouse Coopers LLP in Phoenix, Arizona.  Ms. Kitzmann graduated magna cum laude from Arizona State University with an undergraduate degree in accounting and has an MBA from University of Phoenix.  Ms. Kitzmann is a Certified Public Accountant licensed in the state of Arizona.

John Devlin has served as a director and Chairman of the audit committee since October 31, 2011.  From October 31, 2011 until June 19, 2014 he also served as our Secretary and Treasurer.  Since February 2009, Mr. Devlin has served as a Director and Audit Committee Chairman of Hipcricket, Inc. (formerly Augme Technologies, Inc.), a publicly traded company specializing in mobile technology.  Mr. Devlin has been in the investment and asset management business for over 33 years.  From October 2008 to October 2011, he served as the Managing Director/Financial Consultant of the American Irish Historical Society (“AIHC”), responsible for managing day-to-day operations, administration and financial oversight of the AIHC and its Fifth Avenue Brownstone headquarters.  From October 2003 to October 2008, Mr. Devlin was the Vice Chairman of McKim & Company LLC, a venture capital source firm for start-up companies in the $1 million to $20 million bracket, where he was responsible for providing strategic planning and direction.  From 1986 to 2003, he was with J.P. Morgan Investment Management, where he started as a Fixed Income Trader, was later selected for a Special Overseas Assignment and later became a Senior Relationship Manager.  Mr. Devlin was also the Committee Chairman for client portfolio guidelines, compliance and performance review for J.P. Morgan accounts with an asset size over $200 billion.  Before retiring from J.P. Morgan Investment Management, he held various positions with U.S. Steel Corporation and the Carnegie Pension Fund between 1974 to 1986, where he was involved in directing investment activity of the U.S. Steel & Carnegie Pension Funds with an asset size of over $7 billion. Mr. Devlin received an MBA from Pace University and completed his undergraduate degree in Finance at Georgetown University.  Mr. Devlin’s education and his experience in the finance industry led us to believe that he should serve as a director.

Glenn Bancroft has served as a director since December 6, 2011.  Mr. Bancroft is the Chief Executive Officer of Bancroft & Associates, a real estate investment and management firm Mr. Bancroft founded in 1981.  Under Mr. Bancroft’s management, Bancroft & Associates has represented over $250 million in sales, and has directed a portfolio of more than $500 million in property management.  Mr. Bancroft is an entrepreneur and investment professional with more than thirty years of experience in domestic and international real estate.  Mr. Bancroft was the former Chief Financial Officer of NetMoney Inc., which was acquired by Spindle Mobile, Inc., and actively provides management consulting to corporations, and successfully runs a large real estate investment firm.  His contribution as a director of Spindle Mobile, Inc. led to his appointment to Spindle Inc. board. Mr. Bancroft’s skills and experience in his consulting practice with organizational development, and personnel profiling and placement led us to conclude that he should serve as a director.

Tony Van Brackle has served as a director since November 14, 2014.  Mr. VanBrackle’s career in the payments sector extends back well over three decades.  Since 2011, Mr. VanBrackle has been the managing member of Payment Ventures, LLC, an investment firm that specializes in the mobile commerce and payment sectors.  In 2000, Mr. VanBrackle founded Solveras Payment Solutions and served as its Chief Executive Officer until its sale in 2011.  Mr. VanBrackle serves as a board member for Phoenix Managed Networks, a provider of secure data transaction solutions, since 2011, and is a member of the advisory board for MicroVentures, an online equity crowdfunding platform for startups and investors, since 2012.  He also serves on the boards of several other businesses, including Convexcel Group, and Cardflight, since 2012 and 2011, respectively.  Previously, Mr. VanBrackle served as chairman of the board for several industry-leading businesses, including Electronic Check Alliance Processing, and Smart Pay Solutions.  Mr. Van Brackle’s extensive knowledge of the electronic payments industry led us to conclude that he should serve as a director.

Dr. Jack Scott has served as a director since September 1, 2014.  Dr. Scott has a diverse technical and business background spanning more than 35 years that includes applied research, consulting, sales and sales management, executive positions, and ownership of a group of eight recycling and manufacturing businesses, including two joint ventures, through a holding company, Canadus Technologies, LLC.  Dr. Scott is a founding member of Canadus Technologies, LLC since February 2000.  Prior to his experience with Canadus Technologies, LLC, from February 1997 to January 2000 Dr. Scott was President and CEO of Encycle, Inc., a $300 million recycling company with more than 1,000 employees.  Prior to Encycle, Inc., Dr. Scott held various senior management positions with several other companies in the recycling and manufacturing industries.  Dr. Scott’s extensive business experience led us to conclude that he should serve as a director.

Family Relationships

There are no family relationships among our directors and executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Director Independence

Our board of directors has determined that John Devlin, Glenn Bancroft, John Reardon, Jack Scott, and Tony VanBrackle are “independent directors” as such term is defined by Nasdaq Marketplace Rule 5605(a)(2).

EXECUTIVE COMPENSATION

The following summary compensation table indicates all compensation awarded to, earned by or paid to our principal executive officer and each of the other two highest paid executive officers, if any, whose total compensation exceeded $100,000 during the years ended December 31, 2014, and 2013 (the “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non- Equity Incentive Plan Compens ation ($)	Non- qualified Deferred Compens ation Earnings ($)	All Other Compens ation ($)	Total ($)
William Clark	2014	197,000(2)		583,700 (2)	262,974	-	-	-	1,043,674
President and Chief Executive Officer	2013	136,525	-	60,500	-	-	-	-	197,025

Lynn Kitzmann**	2014	57,000	-	-	108,651	-	-	-	165,651
Chief Financial Officer	2013	-	-	-	-	-	-	-	-

Christopher Meinerz**	2014	145,000(3)	-	19,000(3)	168,113	-	-	-	332,113
Former Chief Financial Officer former and Chief Compliance Officer	2013	-	-	-	-	-	-	-	-

Tom Lineen*	2014	50,000	-	-	-	-	-	-	50,000
Executive Vice President	2013	139,744	-	-	65,000	-	-	-	204,744

Michael Stevens*	2014	62,500	-	-	175,316	-	-	-	237,816
Executive Vice President	2013	123,541	-	-	37,500	-	-	-	161,041

*Messrs. Lineen and Stevens left the Company during 2014.

** Mr. Meinerz resigned from his position as Chief Financial Officer and Chief Compliance Officer effective February 16, 2015 and Ms. Kitzmann was appointed as Chief Financial Officer effective February 18, 2015.

(1)

The value of the stock and stock option compensation was computed using the Black-Scholes Option Pricing Model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant.  We estimate forfeiture rates for all unvested awards when calculating the expense for the period.  In estimating the forfeiture rate, we monitor both stock option and warrant exercises as well as employee termination patterns.  The resulting stock- based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

(2)

In lieu of $97,000 of compensation, Mr. Clark was issued 194,000 shares of common stock which had an aggregate fair value of $342,300 on the grant date. The incremental grant date fair value of stock in excess of compensation of $245,300 is reflected in the Stock Awards column.

(3)

In lieu of $10,000 of compensation, Mr. Meinerz was issued 20,000 shares of common stock which had an aggregate fair value of $29,000 on the grant date. The incremental grant date fair value of stock in excess of compensation of $19,000 is reflected in Stock Awards column.

Outstanding Equity Awards at December 31, 2014

The following table sets forth certain information concerning outstanding equity awards for our named executive officers at December 31, 2014.  No options were exercised by our named executive officers during the last fiscal year.

Option Awards
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($)	Option expiration date
William Clark	500,000(1)	-	0.50	Oct. 28, 2022
	-	150,000(2)	0.50	Jan. 29, 2024

Lynn Kitzmann	-	45,000 (5)	0.50	May 9, 2024
	-	60,000(6)	0.50	December 27, 2024

Christopher Meinerz	-	90,000(3)	0.50	Mar. 29, 2024
Tom Lineen	-	-	-	-
Michael Stevens	175,000(4)	-	0.50	Jan. 13, 2015

(1) The vesting of shares subject to this option occurred on the one year anniversary of the grant, October 30, 2013.

(2) The shares subject to this option vest annually over a three-year period beginning on January 31, 2014 in increments of 1/3rd per year.

(3) The shares subject to this option vest annually over a three-year period beginning on April 1, 2014 in increments of 1/3rd per year.

(4) The shares subject to this option vest annually over a three-year period beginning on March 26, 2013 in increments of 1/3rd per year.  Due to Mr. Stevens’ separation from the Company during 2014, the option expiration date changed to January 15, 2015 per the provisions of the Plan. As of the date of this prospectus, these options have expired.

(5) The shares subject to this option vest annually over a three-year period beginning on May 12, 2014 in increments of 1/3rd per year.

(6) The shares subject to this option vest annually over a three-year period beginning on December 30, 2014 in increments of 1/3rd per year.

2012 Stock Incentive Plan

On October 29, 2012, our stockholders approved the 2012 Stock Incentive Plan (the “Plan”) that governs equity awards to our management, employees, directors and consultants.  On November 7, 2013, our stockholders approved an amendment to the Plan which increased the total authorized amount of common stock issuable under the Plan from 3,000,000 to 6,000,000 shares.  There are 6,000,000 shares of common stock currently reserved for issuance under the Plan. As of December 31, 2014, 3,460,834 options to purchase common stock were granted under the Plan and 2,118,334 were fully vested.

Unless previously terminated, the Plan will terminate 10 years after the earlier of (i) the date the Plan was adopted by the board of directors, or (ii) the date the Plan was approved by the stockholders.  The types of awards permitted under the Plan include qualified incentive stock options, non-qualified stock options, and restricted stock.  Each option will be exercisable at such times and subject to such terms and conditions as the board of directors may specify.  Stock options generally vest over three years and expire no later than ten years from the date of grant.

Compensation of Directors

The following table sets forth information with respect to the compensation of our directors, including employee directors. As of December 31, 2014, we had accrued $287,339 in directors’ fees.  Our directors are entitled to receive reimbursement of pre-approved out-of-pocket expenses.

Name	Fees earned or paid in cash ($)(2)	Stock awards ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
William Clark	25,000	-	-	-	-	-	25,000
Christopher Meinerz	12,823	-	-	-	-	-	12,823
John Devlin	52,500	-	368,994	-	-	-	421,494
Glenn Bancroft	52,500	-	369,994	-	-	-	421,494
Dr. Jack Scott	10,000	-	-	-	-	-	10,000
Tony VanBrackle	3,750	-	-	-	-	-	3,750
David Ide*	48,750	-	-	-	-	-	48,750
John Reardon*	39,516	-	-	-	-	-	39,516
Craig Page*	42,500	-	-	-	-	-	42,500
Total	287,339	-	737,988	-	-	-	1,025,327

* Messrs. Ide, Reardon and Page resigned as directors in 2014 and forfeited all option awards.

(1) The value of the stock option compensation was computed using the Black-Scholes Option Pricing Model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant. The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period. In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns. The resulting stock- based compensation expense for both employee and non-employee awards is generally recognized on a straight-line basis over the requisite service period of the award.

(2) Effective as of April 1, 2013, our board of directors approved compensation in the amount of $2,500 payable to each member of our board of directors per month.  In addition, our directors are entitled to reimbursement of any fees and expenses in connection with performing their obligations as directors.

On January 31, 2014, we issued options for the purchase of 150,000 shares of common stock to Glenn Bancroft and John Devlin, each of whom is a member of the board of directors and also to David Ide whom at the time was a member of the board of directors. We also issued options for the purchase of 50,000 shares of common stock to each of John Reardon and Ashton Craig Page, who, at the time, were members of our board of directors. The options vest 1/3 over each of three years, have a 10 year term and an exercise price of $0.50 per share. Messrs. Ide, Reardon and Page’s options were cancelled as unvested shares upon their resignations from the board of directors.

Compensation Arrangements

William Clark, our President and Chief Executive Officer, is currently receiving a salary of $200,000 per year consisting of cash and stock.

In April 2014, the Company entered into an offer letter with Christopher Meinerz to serve as our Chief Financial Officer and Chief Compliance Officer.  Pursuant to the offer letter, Mr. Meinerz originally received a cash salary of $180,000 per annum, which increased to $200,000 per annum as of July 2014.  In December 2014, Mr. Meinerz received 20,000 shares of Common Stock in lieu of $10,000 of cash compensation.  Additionally, the Company agreed to grant Mr. Meinerz a stock option to purchase up to 90,000 shares of the Company’s Common Stock at an exercise price of $0.50 which vests annually over a three-year period beginning on April 1, 2014 in increments of 1/3rd per year. On February 16, 2015, Mr. Meinerz resigned employment with the Company.

On February 18, 2015, the Company entered into an offer letter with Lynn Kitzmann to serve as our Chief Financial Officer. Pursuant to the offer letter, Ms. Kitzmann originally received a cash salary of $130,000 per annum.  The Company also agreed to issue 100,000 shares of common stock upon the one year anniversary of her employment. Additionally, the Company previously granted Ms. Kitzmann stock options to purchase up to 45,000  and 60,000 shares of the Company’s Common Stock at an exercise price of $0.50 which vests annually over a three-year period beginning on May 12, 2014 and December 30, 2014, respectively, in increments of 1/3rd per year.

Except as described above, we are not currently a party to any existing agreements or understandings with any of our executive officers with respect to compensation for services rendered to us.

Ide Consulting Agreement

The Company entered into a Consulting Services Agreement with David Ide, effective as of March 1, 2013, until February 28, 2014 (the “Ide Agreement”).  Pursuant to the Ide Agreement, Mr. Ide agreed to provide services relating to intellectual property, corporate governance, financial reporting, and mergers and acquisitions activity.  Additionally, Mr. Ide agreed to devote approximately forty hours per week in connection with such services. The Company agreed to pay Mr. Ide 250,000 shares in exchange for his services and reimbursement of pre-approved travel expenses. These shares were issued to Mr. Ide on December 19, 2014.

Bancroft Consulting Agreement

The Company entered into a Consulting Services Agreement with Glenn Bancroft, effective as of May 1, 2013 until April 30, 2014 (the “Bancroft Agreement”).  Pursuant to the Bancroft Agreement, Mr. Bancroft agreed to provide services relating to general management, personnel, executive development and coaching, sales team development and organizational behavior assistance. The Company agreed to pay Mr. Bancroft 100,000 shares in exchange for his services and reimbursement of pre-approved travel expenses.  The Bancroft Agreement was renewed for an additional twelve months on April 30, 2014 through April 30, 2015 for compensation of 100,000 shares.

Potential Payments Upon Termination or Change-in-Control

We currently have no employment agreements with our named executive officers nor any compensatory plans or arrangements with them that may require payments upon the resignation, retirement or any other termination of any of our named executive officers, including as a result of a change-in-control, or from a change in any named executive officer’s responsibilities following a change-in-control.

LEGAL PROCEEDINGS

On February 21, 2014, we filed an action against a former employee (the "Former Employee") in the United States District Court for the District of Arizona.  Prior to this suit, the Former Employee alleged that we owed him a bonus payment and certain stock options stemming from his employment with us and that the termination of his employment violated Texas employment law.  The Former Employee claimed that we owed him approximately $350,000.  Our suit seeks, among other things, a declaratory judgment that no amounts are owed to the Former Employee. On April 14, 2014, the Former Employee filed counterclaims for, among other things, wrongful termination, common law fraud and breach of contract.  The Former Employee is seeking damages for lost wages, benefits, and stock options the Former Employee alleges he is owed, punitive damages, and other relief.  On June 20, 2014, we filed a motion to dismiss the counterclaims.  On October 2, 2014, the court entered an order that granted, in part, and denied, in part our motion. Among other things, the court dismissed the Former Employee’s common law fraud counterclaim.  Subsequent to the court’s order, the Former Employee voluntarily dismissed his counterclaim for breach of contract.  As of the date of this prospectus, the Former Employee’s only remaining counterclaim is for wrongful termination.  We intend to vigorously pursue our claims and our defense in this matter.

SELLING STOCKHOLDERS

This prospectus includes 4,924,353 shares of common stock offered by the selling stockholders. We are filing the registration statement of which this prospectus forms a part pursuant to (i) the Asset Purchase Agreement dated as of March 1, 2013 relating to the acquisition of the MeNetwork Assets, under which we agreed to provide certain registration rights with respect to sales by certain former shareholders of MeNetwork of the shares of our common stock issued to them in the acquisition of the MeNetwork Asset, including earnout shares issued pursuant to  December 18, 2014, and (ii) the Asset Purchase Agreement dated December 10, 2013 relating to the acquisition of the Yowza Assets, under which we agreed to provide certain registration rights with respect to sales by certain former members of Yowza of the shares of our common stock issued to them in the acquisition of the Yowza Assets. The selling stockholders, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that they hold or that may be acquired by them from the Company. We do not know how long the selling stockholders will hold the shares before selling them, and other than the above-mentioned acquisition agreements and six-month lockup agreements, we have no other agreements, arrangements or understandings with the selling stockholders regarding the sale of any of their shares.

The following table presents information regarding the selling stockholders and the shares that they may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholders, and reflects their holdings as of April 10, 2015.

Except for the following, none of the selling stockholders nor any of their affiliates currently holds an executive office, or has any other material relationship, with us or any of our predecessors or affiliates:  Ashton Craig Page was a director of the Company from April 1, 2013 to August 31, 2014.

As used in this prospectus, the term “selling stockholders” includes each of the selling stockholders and any donees, pledgees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge or other non-sale related transfer. Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentage of shares beneficially owned prior to the offering is based on 42,468,773 shares of our common stock outstanding as of April 10, 2015.

Name of Selling Stockholder	Beneficial Ownership (1) Prior to the Offering (2)	% of Outstanding Shares Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Offered	Beneficial Ownership After the Offering	Percentage Owned After the Offering
AmeriCap Partners, LLC (23)	10,000	*	10,000	0	*
Anderson Family Trust (3)	18,695	*	18,695	0	*
Ashton Craig Page	1,123,320	*	1,123,320	0	*
August Trometer	56,962	*	56,962	0	*
Boje Investments LLC (4)	32,570	*	32,570	0	*
Croghan Investments, LLC (5)	97,708	*	97,708	0	*
Dakota Financial, LLC (6)	372,902	*	372,902	0	*
FFI, LLC (7)	130,276	*	130,276	0	*
Frank & Rona Singer Family Trust (8)	5,000	*	5,000	0	*
Investar Group, LLC (9)	300,000	*	300,000	0	*
James Z. Brandt 1999 Article IV Trust (10)	7,500	*	7,500	0	*
Jeff Anderson	88	*	88	0	*
Jeff Pappas	32,570	*	32,570	0	*
Jeffrey S. Hale	65,138	*	65,138	0	*
Joe & Raquel Morales	32,570	*	32,570	0	*
John Halliday	162,967	*	162,967	0	*
John Michael Corbisiero	871,083	*	871,083	0	*
Kernen Capital, LLC (11)	32,570	*	32,570	0	*
Lynne Craig	45,096	*	45,096	0	*
Manatt, Phelps & Phillips, LLP (12)	10,250	*	10,250	0	*
Michael Stevens	630,487	*	630,487	0	*
Miles Media Group, LLLP (13)	163,027	*	163,027	0	*
MPP Holdings LLC (14)	67,500	*	67,500	0	*
Originate, Inc. (15)	4,000	*	4,000	0	*
Pat & Susan Lacy	65,138	*	65,138	0	*
Paul & Lori Johnson	65,138	*	65,138	0	*
RSB Wholesale, Inc. (16)	32,570	*	32,570	0	*
Scott Hebel	2,000	*	2,000	0	*
Silas Prather	48,853	*	48,853	0	*
South Street Capital Partners, LLC (17)	12,600	*	12,600	0	*
Tanner Krantz	32,570	*	32,570	0	*
Terry Krantz	97,708	*	97,708	0	*
The Daniel & Elaine Seigel Revocable Trust (18)	5,000	*	5,000	0	*
The Richard and Anne Hallock Family Trust (19)	12,075	*	12,075	0	*
The Selep Family 2004 Revocable Trust (20)	7,875	*	7,875	0	*
The Teichner Family Trust (21)	61,733	*	61,733	0	*
Thomas E. Scheier	6,514	*	6,514	0	*
Thomas J. Scheier	26,055	*	26,055	0	*
Troy Krantz	32,570	*	32,570	0	*
TT Ventures, LLC (22)	143,675	*	143,675	0	*
Total	4,924,353		4,924,353	0

* Less than 1%

To our knowledge, none of the above listed selling stockholders are registered broker-dealers or are affiliates of a registered broker-dealer.

(1)

Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security.  Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security.  Each selling stockholder has sole investment and voting power with respect to all shares of common stock shown as beneficially owned by him, her or it.

(2)

As of April 10, 2015, there were 42,468,773 shares of our common stock issued and outstanding.  In determining the percentage of common stock beneficially owned by the selling stockholders as of April 10, 2015, (a) the numerator is the number of shares of common stock beneficially owned by a selling stockholder (including the shares that he has the right to acquire within 60 days of April 10, 2015), and (b) the denominator is the sum of (i) the 42,468,773 shares of common stock outstanding on April 10, 2015 and (ii) the number of shares of common stock which the selling stockholder has the right to acquire within 60 days of April 10, 2015.

(3)	Voting and investment power over these securities is held by Jeff Anderson, trustee of Anderson Family Trust.

(4)	Voting and investment power over these securities is held by Thomas H. Boje, Manager of Boje Investments LLC.

(5)	Voting and investment power over these securities is held by Raymond D. Croghan, Manager of Croghan Investments, LLC.

(6)

Voting and investment power over these securities is held by Michael Green, Manager of Dakota Financial, LLC.  Excludes securities held by South Street Capital Partners, LLC, which Mr. Green also has voting and investment power over as Managing Member.

(7)	Voting and investment power over these securities is held by William E. Fisher, Manager of FFI, LLC.

(8)	Voting and investment power over these securities is held by Frank Singer, trustee of the Frank and Rona Singer Family Trust.

(9)	Voting and investment power over these securities is held by Suzanne Spence, Managing Member of Investar Group, LLC.

(10)	Voting and investment power over these securities is held by James Brandt, trustee of James Z. Brandt 1999 Article IV Trust.

(11)	Voting and investment power over these securities is held by A. William Kernen, Managing Member and CEO of Kernen Capital, LLC.

(12)	Voting and investment power over these securities is held by William T. Quicksilver, CEO and Managing Partner of Manatt, Phelps & Phillips LLP.

(13)	Voting and investment power over these securities is held by Roger W. Miles, President of Milies Media Group, LLLP.

(14)	Voting and investment power over these securities is held by Edith Gould, Secretary of MPP Holdings, LLP.

(15)	Voting and investment power over these securities is held by Jeffrey Scheinrock, President and CFO of Originate, Inc; and Robert Meadows, CEO of Originate, Inc.

(16)	Voting and investment power over these securities is held by Jeff Linden, Vice President of RSB Wholesale Inc.

(17)

Voting and investment power over these securities is held by Michael Green, Managing Member of South Street Capital Partners, LLC.  Excludes securities held by Dakota Financial, LLC, which Mr. Green also has voting and investment power over as Manager.

(18)	Voting and investment power over these securities is held by Daniel A. Seigel, sole trustee of the Daniel and Elaine Seigel Revocable Trust.

(19)	Voting and investment power over these securities is held by Richard W. Hallock and Anne K. Hallock, trustees of the The Richard and Anne Hallock Family Trust.

(20)	Voting and investment power over these securities is held by John Selep, trustee of the Selep Family 2004 Revocable Trust.

(21)	Voting and investment power over these securities is held by David Teichner, trustee of the Teichner Family Trust.

(22)	Voting and investment power over these securities is held by Thomas Boje, Dwight Hanson, and William Fisher.

(23)	Voting and investment power over these securities is held by Robert G. Van Schoonenberg.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock received after the date of this prospectus from the selling stockholders as a gift, pledge, or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of his, her or its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  We have not been advised by any selling stockholder of any arrangements for the sale of any of the common stock owned by him, her or it.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•

ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•

block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•

crosses, where the same broker acts as an agent on both sides of the trade;

•

purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•

an exchange distribution in accordance with the rules of the applicable exchange;

•

privately negotiated transactions;

•

short sales;

•

through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•

broker-dealers may agree with a selling stockholder to sell a specified number of such shares at a stipulated price per share;

•

a combination of any such methods of sale; and

•

any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus; provided, however, that prior to any such transfer the following information (or such other information as may be required by the federal securities laws from time to time) with respect to each such selling beneficial owner must be added to the prospectus by way of a prospectus supplement or post-effective amendment, as appropriate: (1) the name of the selling beneficial owner; (2) any material relationship the selling beneficial owner has had within the past three years with us or any of our predecessors or affiliates; (3) the amount of securities of the class owned by such security beneficial owner before the transfer; (4) the amount to be offered for the security beneficial owner’s account; and (5) the amount and (if one percent or more) the percentage of the class to be owned by such security beneficial owner after the transfer is complete.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. In such event, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder.  In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than under this prospectus.  To our knowledge, there is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

All of the shares of common stock owned by the selling stockholders received in the acquisition of MeNetwork and Yowza are subject to a Registration Rights and Leak-Out Agreement between us and the selling stockholder pursuant to which we agreed to register all of the restricted shares of common stock owned by such holders in exchange for selling stockholder’s agreement (a) not to  (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, or (ii) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of, ownership of all of the shares of common stock of the Company owned by such holder for a period of 180 days beginning as of the effective date of the registration statement (the “Leak-Out Period”), the Selling Stockholders shall be allowed to sell 1% of the shares of common stock during each month thereafter; provided that,

(a) the total number of issued and outstanding shares of the Company’s common stock as reported on the Company’s last annual or quarterly period report filed with the Commission is equal to or less than 40 million shares of common stock (the “Outstanding Shares Threshold”) and (b) the 90 calendar day average daily trading volume of the Company’s common stock as reported by the OTC Markets Group, Inc. is 25,000 or less (“Average Daily Volume Threshold”). In the event either the Outstanding Shares Threshold or the Average Daily Volume Threshold shall have increased at the time of any proposed sale, the Leak-Out Threshold for each Shareholder shall also be increased on a pro rata basis.  Yowza Shareholders agree that all sales of the Company’s common stock will be made with a single limit order per day at no less than the current best ‘bid’ price, and no sales will be made with an open market order for the Shares.

DESCRIPTION OF SECURITIES TO BE REGISTERED

This prospectus includes 4,924,353 shares of our common stock offered by the selling stockholders.  The following description of our common stock is only a summary and is subject to and qualified by our Articles of Incorporation, as amended, and our bylaws, both of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable corporate laws of the State of Nevada.

General

We are presently authorized under our Articles of Incorporation to issue 300,000,000 shares of common stock and 50,000,000 shares of preferred stock.

Common Stock

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.  Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.  Our board members serve until their successors are elected or until their death, resignation or removal.  Directors are elected by a plurality of the votes cast by our stockholders, unless a vacancy exists which is not filled by the remaining directors or a director has been removed, in which case the vacancy must be filled by the vote of a majority of the shares entitled to vote.

Dividends

Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

In the event of the liquidation, dissolution or winding up of our business, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock we may decide to issue in the future.

Rights and Preferences

Our common stock has no preemptive, conversion or other rights to subscribe for additional securities.  There are no redemption or sinking fund provisions applicable to our common stock.  The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.Fully Paid and Non-Assessable

All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preferred Stock

We have no preferred stock outstanding and no immediate plans to issue shares of preferred stock.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

Our common stock, $0.001 par value per share, has been quoted on the OTCQB marketplace operated by OTC Markets Group, Inc. under the symbol “SPDL” since January 18, 2012.  The following table sets forth the quarterly high and low reported last bid prices for our common stock during each quarter of fiscal years 2014, 2013 and 2012.  Our stock is thinly traded, and there is currently no active market in the trading of our stock.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
March 31, 2012	$2.25	$0.01
June 30, 2012	$2.25	$1.50
September 30, 2012	$2.25	$1.80
December 31, 2012	$3.00	$1.50
March 31, 2013	$1.70	$1.70
June 30, 2013	$1.70	$0.99
September 30, 2013	$1.02	$0.35
December 31, 2013	$1.92	$1.88
March 31, 2014	$2.95	$1.76
June 30, 2014	$2.20	$1.31
September 30, 2014	$1.45	$0.84
December 31, 2014	$1.00	$0.59

On April 10, 2015, the last sale price of our common stock was $0.39.

Securities that may be Issued or Sold in the Future

As of April 10, 2015, we have options outstanding for the purchase of 3,460,834 shares of our common stock and warrants outstanding for the purchase of 450,000 shares of our common stock.  We also have 37,147,828 shares of common stock that may be sold pursuant to Rule 144 once (i) we are subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”); (ii) we have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act (other than Current Reports on Form 8-K); and (iii) at least one year has elapsed since we filed “Form 10 information” with the Securities and Exchange Commission reflecting our status as an entity that is no longer a shell company. (See Risk Factor on Page 9 regarding Rule 144 availability.)

Holders

We have approximately 322 record holders of our common stock as of April 10, 2015 according to a stockholders’ list provided by our transfer agent as of that date.  The number of registered stockholders does not include any estimate by us of the number of beneficial owners of common shares held in street name.  The transfer agent and registrar for our Common Stock is Manhattan Transfer Registrar Co., 57 Eastwood Road, Miller Place, New York, 11764.

Dividends

We have never declared nor paid any cash dividends on our common stock and we do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future.  Any future determination regarding the payment of cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board of directors may deem relevant at that time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of April 10, 2015, information regarding the beneficial ownership of our common stock with respect to each of our name executive officers, each of our directors, each person known by us to own beneficially more than 5% of the common stock, and all of our directors and executive officers as a group.  Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities.  Each individual or entity named has sole investment and voting power with respect to the shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days from April 10, 2015, are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name, Title and Address of Beneficial Owner of Shares(1)	Amount of Beneficial Ownership	Percent of Class(2)

William Clark, Chief Executive Officer, President and Director	1,740,751(3)	4.1%

Lynn Kitzmann, Chief Financial Officer	15,000(11)	*

Christopher J. Meinerz, former Chief Financial Officer and former Chief Compliance Officer	20,000(4)	*

John Devlin, Director	445,000(5)	1.0%

Glenn Bancroft, Director	724,075(6)	1.7%

Tony VanBrackle, Director	67,500(7)	*

Dr. Jack Scott, Director	2,161,300(8)	5.1%

Tom Lineen	538,570(9)	1.3%

Michael Stevens	482,601	1.1%

All Directors and Officers as a group (9 persons)	6,194,797(10)	14.6%

5% Beneficial Owners

David Ide	4,250,000(12)	10.1%

*Represents a percentage under 1%.

(1) The address for our named executive officers and directors is c/o Spindle, Inc., 8700 E. Vista Bonita Drive, Suite 260, Scottsdale, Arizona 85255.

(2) The percentage of outstanding shares beneficially owned is based on 42,468,773 shares issued and outstanding as of April 10, 2015.

(3)  Includes 965,701 shares of common stock, 200,050 shares of common stock owned of record by Ameriprise Trust Company FBO William E. Clark, 25,000 shares of common stock owned of record by Mr. Clark’s wife, 500,000 shares which represent the vested portion of a stock option to purchase 500,000 shares of our common stock at an exercise price of $0.50 per share that expire on October 28, 2022, and 50,000 shares which represented the vested portion of a stock option to purchase 150,000 shares of our common stock at an exercise price of $0.50 per share that expire on January 29, 2024.

(4) Includes 20,000 shares of common stock.

(5) Includes 95,000 shares of common stock owned of record by Mr. Devlin, 300,000 shares which represent the vested portion of a stock option to purchase 300,000 shares of our common stock at an exercise price of $0.50 per share that expire on October 30, 2022, and 50,000 shares which represent the vested portion of a stock option to purchase 150,000 shares of our common stock at an exercise price of $0.50 per share that expire on January 29, 2024.

(6) Includes 374,075 shares of common stock owned of record by Mr. Bancroft, 300,000 shares which represent the vested portion of a stock option to purchase 300,000 shares of our common stock at an exercise price of $0.50 per share that expire on October 30, 2022, and 50,000 shares which represent the vested portion of a stock option to purchase 150,000 shares of our common stock at an exercise price of $0.50 per share that expire on January 29, 2024.

(7) Includes 67,500 shares of common stock owned of record by MPP Holdings LLP.  MPP Holdings LLP is a private investment entity over which Mr. VanBrackle has investment discretion.

(8) Includes 2,161,300 shares of common stock.

(9) Includes 538,570 shares of common stock owned of record by Parallel Solutions, Inc.

(10) Includes 3,923,677 shares of common stock held by executive officers and directors, 806,120 shares of common stock owned by entities controlled by executive officers and directors, and 1,295,000 shares issuable upon exercise of stock options held by executive officers and directors.

(11) Includes 15,000 shares which represent the vested portion of a stock option to purchase 45,000 shares of our common stock exercisable at $0.50 per share that expires on May 29, 2024.

(12) Includes 4,000,000 shares of common stock and 250,000 shares issuable upon exercise of a common stock purchase warrant at $1.00 per share that expires on November 13, 2021.

Change of Control

To our knowledge, there are no present arrangements or pledges of our securities of that may result in a change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND CORPORATE GOVERNANCE

Director independence

As noted above, using the definition of “independent” in Rule 5605 of the Rules of The Nasdaq Stock Market, we have determined that John Devlin, Glenn Bancroft, Dr. Jack Scott, and Tony VanBrackle are independent.

Transactions with related persons

Since January 1, 2011, the directors, executive officers, or holders of more than 5% of our common stock, or members of their immediate families, as described below, have completed transactions with us in which they had direct or indirect material interests that exceeded the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years.

During the year ended December 31, 2011, we issued a promissory note in the amount of $25,000 to David Ide, formerly a director.  The note is non-interest bearing, unsecured and matures on November 13, 2014.  Additionally, Mr. Ide was issued a warrant to purchase up to 250,000 shares of our common stock at $1.00 per share as additional consideration for his promissory note.  We have imputed interest at a rate of 2% per annum and allocated the fair value of the warrants and recorded a discount in the amount of $10,640 which is amortized to interest expense over the term of the note.  We repaid $25,000 of principal owed to Mr. Ide as of September 30, 2013.  During the Reporting Period, $25,000 was the largest aggregate amount of principal outstanding.

During the year ended December 31, 2011, we also issued a Revolving Credit Grid Note to Mr. Ide covering cash advances up to $60,000.  The Note was subsequently amended in May 2012 to increase the principal amount of advances to $250,000.  The note is non-interest bearing, unsecured and matured on December 15, 2014; however, as of the date of this prospectus, such note has not been repaid.  We imputed interest at a rate of 2% per annum and recorded a discount in the amount of $17,709 which is amortized to interest expense over the term of the note.  As of September 30, 2014, the outstanding balance of this note is $72,052.

On December 15, 2012, we issued a promissory note in the amount of $100,000 to William Clark, our Chief Executive Officer, for amounts previously advanced to us for working capital.  The note is non-interest bearing, unsecured and matured on December 15, 2014The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $2,059 which is amortized to interest expense over the term of the note.  The Company repaid the full principal balance of the loan as of December 31, 2013.  During the Reporting Period, $100,000 was the largest aggregate amount of principal outstanding.

On December 17, 2012, the Company issued a promissory note in the amount of $50,000 to April Kilfoyle, who is related to Mr. Ide by marriage.  The note is non-interest bearing, unsecured and matured on January 15, 2013.  In the event of default, the loan was to bear interest at a default rate of interest at 10% per annum.  We imputed interest at a rate of 2% per annum and recorded a discount in the amount of $44 which was amortized to interest expense over the term of the note.  The note was repaid as of December 31, 2013.  During the Reporting Period, $50,000 was the largest aggregate amount of principal outstanding.

On December 28, 2012, we sold 200,050 shares of our restricted common stock to William Clark, our President and Chief Executive Officer for an aggregate purchase price of $100,025.

On October 29, 2012, we issued options to purchase 300,000 shares of common stock to each of David Ide, Glenn Bancroft and John Devlin, each of whom was a member of our board of directors.  The exercise price is $0.50 per share and the options have terms of 10 years.  Also on December 31, 2012, we issued an option to purchase 100,000 shares of common stock to John Reardon, a former member of our board of directors.  The exercise price is $0.50 per share and the option has a term of 10 years.

On March 20, 2013, we assumed certain liabilities and acquired substantially all the assets of MeNetwork used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers.  As consideration for the assumption of the liabilities and the acquisition of the MeNetwork assets, we authorized the issuance of an aggregate of 3,500,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares were held in escrow for a period of one year from the closing date, and have been released, for the purposes of satisfying any indemnification claims and 750,000 shares of common stock were issued to Ashton Craig Page, the director and Chief Operating Officer of MeNetwork and formerly a member of our board of directors.

On March 31, 2013, we issued an option to purchase 100,000 shares of common stock to John Reardon, a former member of our board of directors. The exercise price is $0.50 per share and the option has a term of 10 years. The option to purchase shares for Mr.Reardon were forfeit on October 23, 2014 in conjunction with his resignation from the board of directors.

On August 23, 2013 we issued an option to purchase 100,000 shares of our common stock to Ashton Craig Page, formerly a director.  The option has an exercise price of $0.50 and a term of 10 years. The option to purchase shares for Mr.Page was forfeit on November 29, 2014 in conjunction with his resignation from the board of directors.

On January 31, 2014, we issued options for the purchase of 150,000 shares of common stock to William Clark, our Chief Executive Officer and a director, and to Glenn Bancroft and John Devlin, each of whom is a member of the board of directors and also to David Ide whom, at the time of the transaction, was a member of our board of directors.  We also issued options for the purchase of 50,000 shares of common stock to each of John Reardon and Ashton Craig Page, who, at the time, were members of our board of directors.  The options vest 1/3 over each of three years and have 10 year term and an exercise price of $0.50 per share. Messrs. Ide, Reardon and Page’s options were cancelled as unvested shares upon their resignations from the board of directors.

On May 12, 2014, we issued options for the purchase of 45,000 shares of common stock to Lynn Kitzmann, our Chief Financial Officer. The options vest 1/3 over each of three years, have a 10 year term and have an exercise price of $0.50 per share.

On June 30, 2014, the Company issued a promissory note in the amount of $100,000 to William Clark, its Chief Executive Officer, for amounts previously advanced to the Company for working capital. The note is non-interest bearing, unsecured and matures on June 30, 2015. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $110 which is amortized to interest expense over the term of the note. As of December 31, 2014 such note has not been repaid.

Pursuant to Glenn Bancroft’s consulting agreement, Mr. Bancroft was issued 100,000 shares of our common stock on July 31, 2014 for his services rendered.

Pursuant to David Ide’s consulting agreement, Mr. Ide was issued 250,000 shares of common stock on December 19, 2014 for his services rendered.

On December 30, 2014, we issued options for the purchase of 60,000 shares of common stock to Lynn Kitzmann, our Chief Financial Officer. The options vest 1/3 over each of three years, have a 10 year term and have an exercise price of $0.50 per share.

During the fourth quarter 2014 Dr. Jack Scott, John Devlin and Tony VanBrackle, each of whom is a member of the board of directors, advanced the Company various disbursements totaling $285,000. The terms of these advances have not been formalized. As of March 12, 2015 these amounts have not been repaid.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 23, 2015, the Company was notified by L.L. Bradford & Company, LLC (“Bradford”) that the firm resigned as the Company’s independent registered public accounting firm.  In connection with the resignation, Bradford informed the Company that it will no longer service SEC reporting companies because partners in its SEC practice moved to RBSM, LLP (“RBSM”). In connection with the resignation, the Audit Committee of the Company’s Board of Directors approved the engagement of RBSM as the Company’s new independent registered public accounting firm.

Neither the report of Bradford for the years ended December 31, 2012 and 2013, nor subsequent interim periods contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, except that the Company's audited financial statements in its Form 10-K for the years ended December 31, 2012 and 2013 contained a going concern qualification. We have had no disagreements with Bradford, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Bradford’s satisfaction would have caused them to make reference to the subject matter of the disagreement in connection with their reports on our financial statements.

During the years ended December 31, 2013 and 2012 and through January 23, 2015, there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the Company’s internal control over financial reporting identified in the Company’s Annual Report on Form 10-K for the fiscal years ended December 31, 2013 and 2012.

During the most recent fiscal year, since inception, and the interim periods preceding the engagement, the Company has not consulted RBSM regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  Some items are omitted in accordance with the rules and regulations of the SEC.  For further information with respect to us and the common shares offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith.  Statements contained in this prospectus as to the contents of any contract, agreement or any other document referred to are summaries of the material terms of the respective contract, agreement or other document.  With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved.  A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Copies of these materials may be obtained by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.

We file periodic reports and other information with the SEC.  Such periodic reports and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.  You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports that we have filed or furnished with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act free of charge at the SEC’s website.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138, or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138; or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by a corporation pursuant to Section 78.752 may include the following:

(a)

 the creation of a trust fund;

(b)

the establishment of a program of self-insurance;

(c)

the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)

the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)

by the stockholders;

(b)

by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)

if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)

if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Under our Articles of Incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with (i) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating the Nevada Revised Statutes, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled

Our Articles of Incorporation and bylaws require us to indemnify our directors against reasonable expenses incurred by the individual in advance of final disposition of the proceeding, without regard to the limitations in Nevada Revised Statute 78.7502, or any other limitation that may hereafter be enacted, to the extent such limitation may be disregarded if authorized by the Articles of Incorporation, to the full extent and under all circumstances permitted by applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

LEGAL MATTERS

Richardson & Patel LLP, with an office at 1100 Glendon Avenue, Suite 800, Los Angeles, California 90024, will pass upon the validity of the shares of common stock offered by this prospectus.  As of January 14, 2015, Richardson & Patel LLP and its principals and attorneys or entities controlled by its principals own 1,903,884 shares of our common stock (the “RP Shares”), a portion of which it accepted as payment for certain legal services rendered to us.  No RP Shares included for registration on this registration statement. Although Richardson & Patel LLP is not under any obligation to accept shares of our common stock in payment for services, it may do so in the future.

EXPERTS

Our financial statements as of December 31, 2014 included in this prospectus and elsewhere in the registration statement have been audited by RBSM, LLP independent registered public accounting firm (which contain an explanatory paragraph related to our ability to continue as a going concern as described in Note 2 to our financial statements) as set forth in their report.  We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance upon the report of RBSM, LLP, given on their authority as experts in accounting and auditing.

Our financial statements as of December 31, 2013 included in this prospectus and elsewhere in the registration statement have been audited by L.L. Bradford & Company, LLC, independent registered public accounting firm (which contain an explanatory paragraph related to our ability to continue as a going concern as described in Note 2 to our financial statements) as set forth in their report.  We have included these financial statements in the prospectus and elsewhere in the registration statement in reliance upon the report of L.L. Bradford & Company, LLC, given on their authority as experts in accounting and auditing.

SPINDLE, INC.

Reports of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Spindle, Inc.

We have audited the accompanying consolidated balance sheet of Spindle, Inc. as of December 31, 2014 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spindle, Inc. as of December 31, 2014 and the consolidated results of its operations, stockholders’ equity, and cash flows for the year then ended December 31, 2014 in conformity accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ RBSM, LLP

Las Vegas, Nevada

March 30, 2015

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Spindle, Inc.

We have audited the accompanying balance sheet of Spindle, Inc. as of December 31, 2013, and the related statements of operation, stockholders’ deficit, and cash flow for the year ended December 31, 2013. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spindle, Inc. as of December 31, 2013, and the results of its operation and its cash flow for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the entity has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ L.L. Bradford &Company, LLC

Las Vegas, Nevada

March 31, 2014

Spindle, Inc.

Consolidated Balance Sheets

	DECEMBER 31,	DECEMBER 31,
	2014	2013
ASSETS
Current assets:
Cash	$169,807	$700,323
Restricted cash	20,000	20,000
Accounts receivable, net of allowance of $11,250 and $10,967, respectively	82,393	171,696
Prepaid expenses and deposits	87,428	168,816
Inventory	100,647	61,050
Total current assets	460,275	1,121,885

Fixed assets, net of accumulated depreciation of $10,750 and $5,525, respectively	22,145	27,370

Other assets:
License agreements, net of accumulated amortization of $0 and $116,347, respectively	-	116,346
Domain names, net of accumulated amortization of $11,887 and $1,210, respectively	73,113	73,790
Capitalized software costs, net of accumulated amortization of $582,017 and $199,646, respectively	1,600,623	1,240,632
Residual contract revenue, net of accumulated amortization of $147,324 and $0, respectively	441,970	589,294
Deposits	3,382	12,342
Goodwill, net of accumulated impairment losses of $669,993 and $0, respectively	5,306,205	2,679,970
Total other assets	7,425,293	4,712,374
TOTAL ASSETS	$7,907,713	$5,861,629

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$578,610	$533,564
Advances	215,000
Accrued liabilities - related party	681,655	129,351
Notes payable - related party, net of discount of $55 and $8,358, respectively	172,108	143,442
Total current liabilities	1,647,373	806,357
Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	-	-
Common stock, $0.001 par value, 300,000,000 shares authorized, 42,068,773 and 32,663,065 shares issued and outstanding as of December 31, 2014 and December 31, 2013, respectively	42,069	32,663
Common stock authorized and unissued, 107,853 and 662,200 shares as of December 31, 2014 and December 31, 2013, respectively	108	662
Additional paid-in capital	21,470,580	11,401,078
Unamortized equity-based compensation	-	(48,736)
Accumulated deficit	(15,252,417)	(6,330,395)
Total stockholders’ equity	6,260,340	5,055,272
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,907,713	$5,861,629

The accompanying notes are an integral part of these consolidated financial statements.

Spindle, Inc.

Consolidated Statements of Operations

	THE YEARS ENDED
	DECEMBER 31,
	2014	2013
Revenue:
Sales income	$868,462	$1,313,621
Cost of sales	311,364	563,478

Gross profit	557,098	750,143

Expenses:
Depreciation and amortization	592,137	244,818
Promotional and marketing	126,215	81,783
Consulting	2,377,212	1,053,417
Salaries and wages (including share-based compensation)	3,050,064	1,498,446
Directors fees	174,839	200,850
Professional fees	1,100,240	808,882
General and administrative	566,618	492,315
Total operating expenses	7,987,325	4,380,511

Net operating loss	(7,430,227)	(3,630,368)

Other expense:
Interest income	-	-
Interest expense	-	(2,214)
Interest expense - related party	(1,994)	(17,336)
MeNetwork earnout settlement	(750,000)	-
Loss on settlement	-	(302,625)
Gain on settlement - related party	-	238,761
Loss on impairment of goodwill	(669,993)	-
Loss on impairment of long-lived asset	(69,808)	-
Total other expense	(1,491,795)	(83,414)

Loss before provision for income taxes	(8,922,022)	(3,713,782)
Provision for income taxes	-	-

Net loss	$(8,922,022)	$(3,713,782)
Weighted average number of common shares outstanding - basic and diluted	38,349,031	26,094,975

Net (loss) per share - basic and fully diluted	$(0.23)	$(0.14)

The accompanying notes are an integral part of these consolidated financial statements.

Spindle, Inc.

Consolidated Statements of Stockholders’ Equity

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Common Stock Payable	Unamortized Equity Compensation	Accumulated (Deficit)	Total

Balance, December 31, 2012	18,427,919	18,428	3,835,683	2,514	(283,001)	(2,616,613)	957,011
Shares issued for services	1,433,499	1,433	768,144	100	-	-	769,677
Shares issued for accounts payable	898,952	899	448,577	-	-	-	449,476
Shares issued for cash	5,865,000	5,865	3,159,294	465	-	-	3,165,624
Shares issued for compensation- related party	-	-	60,379	121	-	-	60,500
Shares issued in litigation settlement	1,424,075	1,424	-	(1,424)	-	-	-
Asset acquisition with MeNetwork	2,750,000	2,750	3,129,000	750	-	-	3,132,500
Shares previously authorized	1,863,620	1,864	-	(1,864)	-	-	-
Stock option amortization	-	-	-	-	234,266	0	234,266
Net loss	-	-	-	-	-	(3,713,782)	(3,713,782)
Balance, December 31, 2013	32,663,065	$32,663	$ 11,401,077	$ 662	$ (48,735)	$ (6,330,395)	$ 5,055,272
Shares issued for services	1,195,500	1,196	2,103,743	8	-	-	2,104,947
Shares issued for legal services	602,958	603	815,921	-	-	-	816,524
Shares issued for cash	3,790,000	3,790	1,941,110	100	-	-	1,945,000
Shares issued for compensation	513,000	513	862,737	-	-	-	863,250
Shares issued in MeNetwork amendment	1,000,000	1,000	749,000	-	-	-	750,000
Asset acquisition with Yowza!!	1,642,000	1,642	3,003,218	-	-	-	3,004,860
Shares previously authorized	662,250	662	-	(662)	-	-	-
Stock option amortization	-	-	593,774		48,735	-	642,509
Net loss	-	-	-	-	-	(8,922,022)	(8,922,022)
Balance, December 31, 2014	42,068,773	$42,069	$21,470,580	$108	$ -	($15,252,417)	$6,260,340

The accompanying notes are an integral part of these consolidated financial statements.

Spindle, Inc.

Consolidated Statements of Cash Flows

	THE YEARS ENDED
	DECEMBER 31,
	2014	2013
Operating activities
Net loss	$(8,922,022)	$(3,713,782)
Adjustments to reconcile net loss to net cash used in operating activities:
Shares issued for services	2,553,973	752,950
Shares issued for officer compensation	709,700	60,500
Shares issued for MeNetwork earnout	750,000	-
Depreciation and amortization	592,135	244,818
Impairment of long-lived asset	69,808	-
Goodwill impairment	669,993	-
Amortization of debt discount - related party	2,999	14,908
Share based compensation expense	796,058	173,766
Loss on settlement	-	63,864
Increase in allowance for doubtful accounts	283	10,967
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	89,019	(134,334)
Decrease in prepaid expenses	118,430	35,869
Increase in inventory	(39,597)	(61,050)
Increase in interest receivable	-	7,282
Decrease (increase) in deposits and other assets	8,960	(8,500)
Increase in accounts payable and accrued expenses	375,505	741,729
Increase in expenses - related party	537,988	-
Increase in accrued interest	-	(9,449)
(Decrease) increase in accrued interest - related party	(5,019)	5,019
Net cash used in operating activities	(1,691,787)	(1,815,443)

Investing activities
Purchase of fixed assets	-	(13,786)
Acquisition of intellectual property	(501,367)	-
Purchase of domain name and trademark	-	(75,000)
Additions to capitalized software development	(542,362)	(440,091)
Net cash used in investing activities	(1,043,729)	(528,877)

Financing activities
Payments on notes payable	-	(27,566)
Net proceeds for advances	215,000	-
Net proceeds (payments) for notes payable - related party	45,000	(205,000)
Proceeds from the sale of common stock	1,945,000	3,165,625
Net cash provided by financing activities	2,205,000	2,933,059

Net (decrease) increase in cash	(530,516)	588,739
Cash - beginning	700,323	111,584
Cash - ending	$169,807	$700,323

Non-cash transactions
Shares issued for services	$2,553,973	$752,950
Shares issued for officer compensation	$709,700	$60,500
Shares issued for prepaid expenses	$37,042	$-
Shares issued for accounts payable	$330,454	$449,476
Shares issued for acquisitions	$3,004,861	$3,132,500
Options issued for share based compensation expense	$642,508	$173,766
Shares issued for share based compensation expense	$73,600	$-
Shares issued for MeNetwork earnout	$750,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

Spindle, Inc.

Notes to Consolidated Financial Statements

NOTE 1 - ORGANIZATION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

Organization

We were originally incorporated in the State of Nevada on January 8, 2007 as “Coyote Hills Golf, Inc.”  We were previously an online retailer of golf-related apparel, equipment and supplies.  Prior to the acquisition of the assets of Spindle Mobile, Inc. (“Spindle Mobile”), as described below, we generated minimal revenues from the golf-related business.

On December 2, 2011, we acquired certain assets and intellectual property from Spindle Mobile, a Delaware corporation in the business of data processing, mobile payments fields and other related fields, in exchange for approximately 80% of the issued and outstanding common stock of the Company, which shares were distributed to the stockholders of Spindle Mobile, pursuant to the terms and conditions of an Asset Purchase Agreement (the "Spindle Mobile Agreement").

Concurrent with the closing of the Spindle Mobile Agreement, we amended our articles of incorporation to change our name from "Coyote Hills Golf, Inc." to "Spindle, Inc." Additionally, we changed our authorized capital from 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, $0.001 par value to 300,000,000 shares of common stock, $0.001 par value, and 50,000,000 preferred stock, $0.001 par value.  The actions were approved on November 11, 2011, by the consent of the majority stockholders who represented 90% of our issued and outstanding common stock, and were effective on of December 2, 2011.

On December 31, 2012 (the “Parallel Acquisition Closing Date”), pursuant to that certain Asset Purchase Agreement (the “Parallel Agreement”) by and between the Company and Parallel Solutions Inc., a Nevada corporation (“Parallel”), the Company acquired substantially all of Parallel’s assets used in connection with its business of facilitating electronic payment processing services to merchants (the “Parallel Assets”), assumed certain specified liabilities and hired seven employees of Parallel in exchange for 538,570 unregistered shares of common stock, of which 53,857 shares (the "Parallel Indemnification Escrow") and 100,000 shares (the "Parallel Deferred Consent Escrow”) were deposited in escrow with our transfer agent.  The Parallel Indemnification Escrow was released on January 23, 2014. On October 29, 2013, the Parallel Deferred Consent Escrow was released to Parallel after certain specified contract assignments and residual revenue streams were assigned to the Company pursuant to the Parallel Agreement.

On March 20, 2013 (the “MeNetwork Closing Date”), the Company assumed certain liabilities and acquired substantially all of the assets of MeNetwork, Inc., a Delaware corporation (“MeNetwork”), used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”), pursuant to an Asset Purchase Agreement dated March 1, 2013 by and between Spindle and MeNetwork (the “MeNetwork Agreement”).  As consideration for the assumption of the liabilities and the acquisition of the MeNetwork Assets, the Company issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 were deposited in escrow with our transfer agent for the purposes of satisfying any indemnification claims.  The MeNetwork Indemnification Escrow was released pursuant to the MeNetwork Agreement. On October 7, 2013, the Company issued an additional 750,000 shares of common stock to Ashton Craig Page, the former director and Chief Operating Officer of MeNetwork and a former director of the Company, pursuant to the terms and conditions of the MeNetwork Agreement. On December 12, 2014, the Company, and Ashton Craig Page, in his capacity as the representative of MeNetwork and the MeNetwork Stockholders (the “Representative”), entered into an Amendment and Waiver to Asset Purchase Agreement (the "Amendment), pursuant to which the Company agreed to issue and the Representative agreed to accept on behalf of MeNetwork and the MeNetwork Stockholders an acceleration of the issuance of up to an aggregate of 1,000,000 Earnout Shares on or before December 31, 2014 in full satisfaction of all obligations of the Company to issue the Earnout Shares pursuant to the Purchase Agreement during the Earnout Period. These shares were issued on December 23, 2014.

On January 3, 2014 (the “Closing Date”), the Company acquired substantially all of the assets of Yowza International Inc. (renamed Y Dissolution, Inc.) (“Yowza!!) used in connection with its business of providing retail coupons through a mobile application (the “Yowza Assets”), and assumed certain liabilities of Yowza!! in an amount equal to $15,000 for consideration equal to (1) $500,000 in cash paid to Yowza!! and certain creditors and holders of outstanding promissory notes issued by Yowza!! and (2) an aggregate of 1,642,000 unregistered shares of our common stock (the “Aggregate Share Consideration”), issuable to the holders of Yowza!!’s outstanding capital stock.  Ten percent of the Aggregate Share Consideration is issuable to certain executive management members and advisors of Yowza!! in accordance with consulting or employment agreements and subject to certain vesting provisions.  In addition, an aggregate of 197,052 shares of common stock (the “Indemnification Escrow”), representing approximately 12% of the Aggregate Share Consideration, was deposited in escrow for a period of one year from the Closing Date. The Yowza!! Indemnification Escrow was released on January 12, 2015.  The Indemnification Escrow is available to compensate Spindle pursuant to the indemnification obligations of Yowza!! under the Asset Purchase Agreement, and for any necessary accounts receivable adjustment after the Closing Date in the event Spindle is unable to collect the acquired outstanding accounts receivable of Yowza!! within 120 days after the Closing Date.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations or retained earnings.

Principles of consolidation

For the fiscal years ended December 31, 2014 and 2013, the consolidated financial statements include the accounts of Spindle, Inc. and Spindle Mobile, Inc. All significant intercompany balances and transactions have been eliminated. Spindle, Inc. and Spindle Mobile, Inc. will be collectively referred herein to as the “Company”.

Summary of significant accounting policies

Cash and cash equivalents

For purpose of the statements of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

Concentration of credit risk

The Company primarily transacts its business with one financial institution. The amount on deposit in that one institution may from time to time exceed the federally-insured limit.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Income taxes

The Company accounts for its income taxes under the provisions of ASC Topic 740, “Income Taxes.” The method of accounting for income taxes under ASC 740 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

Revenue recognition

Revenue is derived on a per message/notification basis through the Company’s patented technologies and a modular, adaptable platform designed to create multi-channel messaging gateways for all types of connected devices. The Company also earns revenue for services, such as programming, licensure on SaaS basis, and on a performance basis, such as when a client acquires a new customer through our platform. Revenue is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as revised by SAB No. 104. As such, the Company recognizes revenue when persuasive evidence of an arrangement exists, title transfer has occurred, the price is fixed or readily determinable, and collectability is probable. Sales are recorded net of sales discounts.

Restricted cash

The Company maintains a restricted cash balance as part of its operating requirements in a non-interest-bearing account that currently does not exceed federally insured limits totaling $20,000.

Accounts receivable

Accounts receivable is reported at the customers’ outstanding balances, less any allowance for doubtful accounts.  Interest is not accrued on overdue accounts receivable.

Allowance for doubtful accounts

An allowance for doubtful accounts on accounts receivable is charged to operations in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any probable losses.  Management determines the adequacy of the allowance based on historical write-off percentages and information collected from individual customers.  Accounts receivable are charged off against the allowance when collectability is determined to be permanently impaired.

Inventory

Inventories consist of merchandise held for sale in the ordinary course of business, including cost of freight and other miscellaneous acquisition costs, and are stated at the lower of cost or market. The Company records a write-down for inventories, which have become obsolete or are in excess of anticipated demand or net realizable value. The Company performs a detailed review of inventory each period that considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. If future demand or market conditions for the Company’s products are less favorable than forecasted or if unforeseen changes negatively affect the utility of the Company’s inventory, it may be required to record additional write-downs, which would negatively affect gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, the Company may have higher gross margins when products incorporating inventory that were previously written down are sold.

Property and equipment

Property and equipment are stated at cost.  Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs that do not improve or extend the lives of the respective assets are expensed.  At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts.  Gains or losses from retirements or sales are credited or charged to income.

Depreciation is computed on the straight-line and accelerated methods for financial reporting and income tax reporting purposes based upon the following estimated useful lives:

Computer Software	3 years
Computer Equipment	5 years
Office furniture and equipment	7 years

Long-lived assets

The Company accounts for its long-lived assets in accordance with ASC Topic 360-10-05, “Accounting for the Impairment or Disposal of Long-Lived Assets.”  ASC Topic 360-10-05 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost carrying value of an asset may no longer be appropriate.  The Company assesses recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition.  If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value or disposable value.  The Company recorded an impairment to its intellectual property for the year ended December 31, 2014 as further discussed in Note 6.

Goodwill

The Company accounts for goodwill in accordance with ASC Topic 805-30-25, “Accounting for Business Combinations” and ASC Topic 350-20-35, “Accounting for Goodwill - Subsequent Measurement”.

ASC Topic 805-30 requires that the acquirer shall recognize goodwill as of the acquisition date as the excess of the fair value of the consideration transferred over the fair value of the net acquisition-date amounts of the identifiable assets and liabilities assumed.

ASC Topic 350-20-35 requires that goodwill acquired in a purchase and determined to have an indefinite useful life is not amortized, but instead tested for impairment annually or more frequently when events or circumstances indicates that the carrying value of a reporting unit more likely than not exceeds its fair value. The Company’s annual goodwill impairment testing date is December 31 of each year. The Company first assesses qualitative factors to determine whether it’s necessary to perform the two-step goodwill impairment test. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the qualitative assessment results in an indication that it’s more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative assessment must be performed. Management has determined that the Company has one reporting unit for purposes of testing goodwill.

The quantitative analysis involves estimating the fair value of its reporting unit utilizing a combination of valuation methods including market capitalization, the income approach and cash flows. Income and cash flow forecasts were used in the evaluation of goodwill based on management’s estimate of future performance. If goodwill is determined to be impaired as a result of this analysis, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value.  The Company recorded an impairment to its goodwill for the year ended December 31, 2014 as further discussed in Note 9.

Capitalized software development costs

The Company capitalizes internal software development costs subsequent to establishing technological feasibility of a software application. Capitalized software development costs represent the costs associated with the internal development of the Company’s software applications. Amortization of such costs is recorded on a software application-by-application basis, based on the greater of the proportion of current year sales to total of current and estimated future sales for the applications or the straight-line method over the remaining estimated useful life of the software application. The Company continually evaluates the recoverability of capitalized software costs and will charge to operations amounts that are deemed unrecoverable for projects it abandons.

Stock-based compensation

The Company accounts for stock-based payments to employees in accordance with ASC 718, “Stock Compensation” (“ASC 718”).  Stock-based payments to employees include grants of stock, grants of stock options and issuance of warrants that are recognized in the consolidated statement of operations based on their fair values at the date of grant.

The Company accounts for stock-based payments to non-employees in accordance with ASC 505-50, “Equity-Based Payments to Non-Employees.”  Stock-based payments to non-employees include grants of stock, grants of stock options and issuances of warrants that are recognized in the consolidated statement of operations based on the value of the vested portion of the award over the requisite service period as measured at its then-current fair value as of each financial reporting date. The Company calculates the fair value of option grants and warrant issuances utilizing the Binomial pricing model.  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest.  ASC 718 requires forfeitures to be estimated at the time stock options are granted and warrants are issued to employees and non-employees, and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock option or warrant.

The Company estimates forfeiture rates for all unvested awards when calculating the expense for the period.  In estimating the forfeiture rate, the Company monitors both stock option and warrant exercises as well as employee termination patterns.  The resulting stock-based compensation expense for both employee and non-employee awards is generally recognized on compensation under ASC Topic 505-50, In accordance with ASC 505-50, the cost of stock-based compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Binomial or Black-Scholes option-pricing models, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the stock.

Loss per share

The Company reports earnings (loss) per share in accordance with ASC Topic 260-10, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of warrants and debt to purchase common shares would have an anti-dilutive effect. Potential common shares as of December 31, 2014 that have been excluded from the computation of diluted net loss per share amounted to 3,710,834 shares and include 250,000 warrants and 3,460,834 options. Of the 3,460,834 potential common shares at December 31, 2014, 1,342,500 had not vested.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2014 and 2013. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Year-end

The Company’s year-end is December 31.

Recent Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s financials properly reflect the change.

In August 2014, The FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern (Subtopic 205-40).” ASU 2014-15 provides guidance for disclosure of uncertainties about an entity’s ability to continue as a going concern. In doing so, management will need to perform an evaluation at each interim and annual reporting period to determine whether or not there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. If these conditions exist, the entity should evaluate whether the doubt is mitigated by management’s plans or events and should make such required disclosures. This guidance will be effective for the Company for its interim reporting for the quarter ended March 31, 2017.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As shown in the accompanying financial statements, the Company has incurred a net loss of ($8,922,022) and ($3,713,782) for the fiscal years ended December 31, 2014 and 2013, respectively and has an accumulated deficit of ($15,252,417).

In order to continue as a going concern, the Company will need, among other things, additional capital resources.  The Company is significantly dependent upon its ability, and will continue to attempt, to secure equity and/or additional debt financing.  The Company has recently issued debt securities and may conduct an offering of its equity securities to raise proceeds to finance its plan of operation.  There are no assurances that the Company will be successful and without sufficient financing it would be unlikely for the Company to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  These financial statements do not include any adjustments that might arise from this uncertainty.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	December 31,
	2014	2013

Due from customers	$93,643	$182,663
Less allowance for bad debts	(11,250)	(10,967)
Total accounts receivable, net	$82,393	$171,696

NOTE 4 - PREPAID EXPENSES AND DEPOSITS

On February 7, 2012, the Company entered into a legal retainer agreement with a law firm, for which the Company paid a legal retainer of $5,000.  The retainer will be expensed at the sole discretion of the law firm and all ongoing legal fees are billed to the Company as incurred.  During the year ended December 31, 2013, the Company recognized legal expenses of $623,423.  As of December 31, 2013, the entire amount of the retainer has been amortized.

During 2012, the Company entered into a business marketing agreement for term of one year. In accordance with the terms of each agreement, the Company issued 350,000 fully vested shares of common stock valued at $175,000 as a non-refundable retainer for services. The estimated fair value will be amortized on a straight-line basis of the term of the agreement. As of December 31, 2013, the Company recorded $122,500 as consulting expense related to the service and the entire amount of the retainer has been amortized.

On January 23, 2013, the Company entered into a public relations consulting agreement for a term of two years. In accordance with the terms of the agreement, the Company issued 500,000 fully vested shares of common stock on the date of agreement and an additional 340,000 shares during the remainder of 2013. The fair value of the complete grant totaled $420,000 and the first phase of the agreement has been completed. The Company renewed the agreement in early 2014, and as of September 30, 2014, has issued 700,000 shares for the annual agreement period at a fair value of $1,109,500. As a result, $1,075,438 was recorded to consulting expense related to the service for the year ended December 31, 2014 respectively. The remaining prepaid balance at December 31, 2014 totaled $37,042.

NOTE 5 - FIXED ASSETS

Fixed assets consisted of the following at:

	DECEMBER 31,	DECEMBER 31,
	2014	2013

Office furniture & equipment	$32,895	$32,895
Less: accumulated depreciation	(10,750)	(5,525)
Total fixed assets, net	$22,145	$27,370

During the years ended December 31, 2014 and December 31, 2013, the Company recorded depreciation expense of $5,225 and $3,494, respectively.

NOTE 6 - CAPITALIZED SOFTWARE COSTS AND INTELLECTUAL PROPERTY

Capitalized software costs and license agreements consisted of the following at:

	DECEMBER 31,	DECEMBER 31,
	2014	2013

Capitalized software costs	$2,182,640	$1,440,278
Less: accumulated amortization	(582,017)	(199,646)
Net capitalized software costs	1,600,623	1,240,632

License agreements	69,808	232,693

Accumulated impairment loss	(69,808)	--
Less: accumulated depreciation	--	(116,347)
Net licenses	--	116,346
Total intellectual property, net	$1,600,623	$1,356,978

During the year ended December 31, 2014, management reviewed the carrying amount of the assets and determined as a result of diversification in the Company’s business model due to its acquisitions, the license agreements previously recorded no longer yielded a net future cash flow. As a result of this analysis, the Company recorded, to other expense, an impairment loss of $69,808 in accordance with ASC Topic 360-10-05.

NOTE 7 - DOMAIN NAMES

Domain names consisted of the following at:

	DECEMBER 31,	DECEMBER 31,
	2014	2013

Domain names	$85,000	$75,000
Less: accumulated amortization	(11,887)	(1,210)
Total domain names, net	$73,113	$73,790

NOTE 8 - RESIDUAL CONTRACTS

On December 31, 2012, the Company acquired the residual income stream of Parallel Solutions Inc. (PSI). This revenue is perpetual, provided that the vendor’s contract with PSI is not terminated. The calculations for the value associated with anticipated new income resulting from the acquired PSI residual contracts was determined based on PSI’s residual revenue stream for the period from November of 2011 to October 2012 of $535,722 and historical PSI’s termination rates of nil. The Company used the lowest industry standard multiple of (1.1) to determine the fair value of the contractual revenue stream of the date of acquisition which was estimated to be $589,294. During the year ended December 31, 2014, management reviewed the carrying amount of the asset and determined as a result of diversification in the Company’s business model due to its acquisitions, that the previously estimated indefinite life be revised to reflect the Company’s future business development goals. The Company estimated a finite remaining useful life of forty-eight months and has recorded amortization expense as of December 31, 2014 as follows:

	DECEMBER 31,	DECEMBER 31,
	2014	2013

Residual contracts	$589,294	$589,294
Less: accumulated amortization	(147,324)	--
Total residual contracts, net	$441,970	$589,294

NOTE 9 - GOODWILL

	DECEMBER 31,	DECEMBER 31,
	2014	2013

Goodwill	$5,976,198	$2,679,970
Less: accumulated impairment loss	(669,993)	--
Total goodwill, net	$5,306,205	$2,679,970

In connection with the acquisition (as further described in Note 13) on March 20, 2013, the Company assumed certain liabilities and acquired substantially all of the assets of MeNetwork. The Company recorded goodwill related to this acquisition of $2,679,970. During its annual evaluation of goodwill, the Company determined that the carrying amount of goodwill related to MeNetwork, exceeded its fair value. As a result the Company recorded an impairment loss, to other expense, of $669,993 during the year ended December 31, 2014. This charge reflects the impact of partially sun setting assets acquired from MeNetwork in conjunction with its integration of Yowza!!

In connection with the acquisition (as further described in Note 13) on January 3, 2014, the Company assumed certain liabilities and acquired substantially all of the assets of Yowza!!. The Company recorded goodwill related to this acquisition of $3,291,932. During its annual evaluation of goodwill, the Company determined that the fair value of goodwill exceeded its carrying amount and as a result no impairment charge was recorded.

NOTE 10- NOTES PAYABLE - RELATED PARTY

On December 15, 2011, the Company issued a Promissory Grid Note to a director of the Company whereby formalizing various advances previously received from the director in the amount of $51,300 and allowing for future advances up to $250,000. The note is non-interest bearing, unsecured and matures on December 15, 2014. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $10,640. In connection with one of the previous advances in the amount of $25,000, the Company issued warrants to purchase up to 250,000 shares of the Company’s common stock at a price per share of $1.00 resulting in an additional discount of $17,709. The total discount attributable to the Grid Note totaled $28,349 and is being amortized to interest expense over the term of the note. During the year ended December 31, 2014, the Company repaid $55,000 of the principal balance of the loan. As of December 31, 2014, this note has not been repaid in accordance with the note and the Company is process of negotiating new terms on the unpaid balance.

During the year ended December 31, 2014, the Company recorded a $100,000 note payable to a director of the Company. The note is non-interest bearing and unsecured. The Company imputed interest at a rate of 2% per annum and recorded a discount in the amount of $110.

During the years ended December 31, 2014 and December 31, 2013, respectively, interest expense of $1,994 and $17,336 related to amortization of the discount and interest on the unpaid notes was recorded.

NOTE 11 - STOCKHOLDERS’ EQUITY

The Company is authorized to issue up to 300,000,000 shares of common stock, par value $0.001.

During the year ended December 31, 2013, the Company issued 550,000 shares of its common stock previously authorized for services rendered and unissued at December 31, 2012.  In addition, on October 7, 2013, the Company issued an additional 750,000 shares of common stock to Ashton Craig Page, the former director and Chief Operating Officer of MeNetwork and a current director of the Company, pursuant to the terms and conditions of the MeNetwork Agreement.

During the year ended December 31, 2013, the Company authorized the issuance of 6,331,250 shares of its common stock for cash proceeds totaling $3,165,625. As of December 31, 2013, 466,250 shares were unissued.

During the year ended December 31, 2013, the Company issued a total of 840,000 shares of common stock pursuant to a two year consulting agreement. The estimated fair value of the shares totaled $420,000 and the entire amount has been expensed to consulting fees. The agreement has been renewed for a subsequent year and the remaining compensation in the form of common stock will be issued in the upcoming year.

During the year ended December 31, 2013, the Company issued 898,952 shares of its common stock as payment for previously accrued legal fees. The estimated fair value of the shares totaled $449,476 and has been recorded as a reduction to accounts payable.

On March 20, 2013, the Company authorized the issuance of 3,500,000 shares with an estimated fair value of $3,132,500 in connection with an asset acquisition. The Company agrees to issue 750,000 of such shares upon the satisfaction of certain conditions. (See Note 13).  As of December 31, 2013, the 750,000 shares were issued.

On November 27, 2013, the Company issued 1,424,075 shares from previously unissued shares with an estimated fair value of $712,038 toward settlement of litigation concerning Spindle Mobile.  In exchange for the shares, notes receivable in the aggregate amount of $288,040 and a note payable of $221,287 (including accrued interest) that were related to the parties were extinguished and a release from claims was executed between the parties.

During the year ended December 31, 2013, the Company authorized the issuance of 121,000 shares of common stock to the chief executive officer as compensation for services.

On January 3, 2014, the Company authorized the issuance of 1,642,000 shares with an estimated fair value of $3,004,861 in connection with an asset acquisition. The Company issued 1,445,000 shares at closing (see Note 13). As of December 31, 2014, 197,052 shares remain in escrow.

During the year ended December 31, 2014, the Company authorized the issuance of 3,890,000 shares of its common stock for cash proceeds totaling $1,945,000. As of December 31, 2014, 2,890,000 of these shares were issued and 100,000 of these shares were unissued.

During the year ended December 31, 2014, the Company issued a total of 1,253,353 shares of common stock to various individuals and companies for services valued at $2,108,945. Of the total fair value, $24,750 has been recorded as a reduction to accounts payable, $37,042 is recorded as a prepaid expense and $2,047,153 was recognized as additional paid-in-capital and consulting expense for the excess of the fair value.  As of December 31, 2014, 7,853 of these shares were unissued. Additionally, the Company also canceled 50,000 shares previously issued for consulting services in 2012 for services valued at $4,000.

During the year ended December 31, 2014, the Company issued 602,958 shares of its common stock as payment for previously accrued legal fees. The estimated fair value of these shares totaled $816,524. Of the total fair value, $305,704 has been recorded as a reduction to accounts payable and $510,820 was recognized as additional paid-in-capital and professional fees expense for the excess of the fair value.

During the year ended December 31, 2014, the Company authorized the issuance of 338,000 shares of common stock valued at $680,700 to the Chief Executive Officer as compensation for services and bonus.

During the year ended December 31, 2014, the Company authorized the issuance of 20,000 shares of common stock valued at $29,000 to the former Chief Financial Officer as compensation for services.

During the year ended December 31, 2014, the Company authorized the issuance of 155,000 shares of common stock valued at $153,550 to various employees as compensation for services and bonus.

NOTE 12 - WARRANTS AND OPTIONS

On October 29, 2012, our stockholders approved the 2012 Stock Incentive Plan (the “Plan”) that governs equity awards to our management, employees, directors and consultants. On November 7, 2013, our stockholders approved an amendment to the Plan which increased the total authorized amount of common stock issuable under the Plan from 3,000,000 to 6,000,000 shares.

During 2013 the Company granted 322,000 options to officers, employees and directions to purchase shares of common stock at an exercise price of $0.50 per share, with grant date fair values of $0.77 to $1.36. The options vest ratably on an annual basis over one to three years. The options expire ten years from grant date.

During 2014 the Company granted 3,006,000 options to officers, employees and directors to purchase shares of common stock at an exercise price of $0.50 per share, with grant date fair values of $0.51 to $1.87. The options vest ratably on an annual basis over three years. The options expire ten years from grant date.

The estimated fair values of options granted during 2014 and 2013 were calculated using the following assumptions:

	2014	2013
Dividend yield	0.00%	0.00%
Expected volatility	76.71% to 86.26%	63.64% to 72.80%
Risk free interest rate	1.49% to 1.78%	0.77% to 1.66%
Expected term, in years	6.0	5.50 to 6.0

The following is a summary of the status of all of the Company’s stock warrants and options as of December 31, 2014:

	Number of Warrants and Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at December 31, 2012	2,515,000	$0.549
Granted	697,000	-
Exercised	-	-
Forfeited/Cancelled	(236,000)	-
Outstanding at December 31, 2013	2,976,000	$0.549	7.86
Exercisable at December 31, 2013	1,999,550	$0.581	8.71

Outstanding at December 31, 2013	2,976,000	$0.549	7.86
Granted	2,392,500	-
Exercised	-	-
Forfeited/Cancelled	(1,657,666)	-
Outstanding at December 31, 2014	3,710,834	$0.534	7.09
Exercisable at December 31, 2014	2,368,334	$0.553	6.33

NOTE 13 - BUSINESS ACQUISITIONS

On December 31, 2012 (the “Parallel Acquisition Closing Date”), pursuant to that certain Asset Purchase Agreement (the “Parallel Agreement”) by and between the Company and Parallel Solutions Inc., a Nevada corporation (“Parallel”), the Company acquired substantially all of Parallel’s assets used in connection with its business of facilitating electronic payment processing services to merchants (the “Parallel Assets”), assumed certain specified liabilities and hired seven employees of Parallel in exchange for 538,570 unregistered shares of common stock, of which 53,857 shares (the “Parallel Indemnification Escrow”) and 100,000 shares (the “Parallel Deferred Consent Escrow”) were deposited in escrow with our transfer agent.  The Parallel Indemnification Escrow was released on January 23, 2014. On October 29, 2013, the Parallel Deferred Consent Escrow was released to Parallel after certain specified contract assignments and residual revenue streams were assigned to the Company pursuant to the Parallel Agreement.

On March 20, 2013 (the “MeNetwork Closing Date”), the Company assumed certain liabilities and acquired substantially all of the assets of MeNetwork used in connection with its business of developing, marketing and licensing a mobile marketing platform for use by merchants and consumers (the “MeNetwork Assets”), pursuant to an Asset Purchase Agreement dated March 1, 2013 by and between Spindle and MeNetwork (the “MeNetwork Agreement”).  As consideration for the assumption of the liabilities and the acquisition of the MeNetwork Assets, the Company issued an aggregate of 2,750,000 shares of common stock to the stockholders of MeNetwork, of which 350,000 shares are being held in escrow for a period of one year from the MeNetwork Closing Date for the purposes of satisfying any indemnification claims.  In addition, on October 7, 2013, the Company issued an additional 750,000 shares of common stock to Ashton Craig Page, the former director and Chief Operating Officer of MeNetwork and a current director of the Company, pursuant to the terms and conditions of the MeNetwork Agreement. On December 12, 2014, the Company, and Ashton Craig Page, in his capacity as the representative of MeNetwork and the MeNetwork Stockholders (the “Representative”), entered into an Amendment and Waiver to Asset Purchase Agreement (the "Amendment), pursuant to which the Company agreed to issue and the Representative agreed to accept on behalf of MeNetwork and the MeNetwork Stockholders an acceleration of the issuance of up to an aggregate of 1,000,000 Earnout Shares on or before December 31, 2014 in full satisfaction of all obligations of the Company to issue the Earnout Shares pursuant to the Purchase Agreement during the Earnout Period. These shares were issued on December 23, 2014.

Yowza!! Transaction

As described in Note 1, “Organization of the Company and Signficant Accounting Policies” the Company completed the Yowza!! Transaction on January 3, 2014. This transaction was accounted for as a business combination.  As such, the Company has allocated the purchase price in accordance with ASC Topic 850-30 as previously described in the Company’s significant accounting policies. Consideration was determined as follows:

Fair Value of Consideration Transferred
Cash paid to Yowza!!, net of cash acquired	$500,000
Fair value of Company's shares issued	3,004,860
Cash paid to extinguish debt, net of cash acquired	(13,632)
$3,491,228

The fair value of our shares issued in connection with the Yowza!! Transaction was determined to be $1.83, which was the fair value of the shares on the closing date of the acquisition.

The Company’s allocation of the purchase price is as follows:

Net assets acquired:
Cash	$1,368
Accounts receivable	2,928
Software development costs	200,000
Trademarks	10,000
Net liabilities assumed:
Accounts payable	(15,000)
Goodwill	3,291,932
Total purchase price	$3,491,228

NOTE 14 - SUBSEQUENT EVENTS

The Company’s management has reviewed all material events through the date of this report in accordance with ASC 855-10, and believes there are no material subsequent events to report.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We will pay all expenses in connection with the registration and sale of the common stock by the selling stockholder. The estimated expenses of issuance and distribution are set forth below.

SEC filing fee	$326.16	(1)
Legal expenses and expenses	$35,000	*
Accounting fees and expenses	$3,500	*
Miscellaneous	$1,500	*
Total	$40,267.21	*

* Estimate

(1) Registration fees totaling $326.16 were previously paid in connection with the filing of the Registration Statement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138, or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In addition, Section 78.7502 permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he:

(a)

is not liable pursuant to Nevada Revised Statute 78.138; or

(b)

acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, the corporation is required to indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Section 78.752 of the Nevada Revised Statutes allows a corporation to purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

Other financial arrangements made by a corporation pursuant to Section 78.752 may include the following:

(a)

 the creation of a trust fund;

(b)

the establishment of a program of self-insurance;

(c)

the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; and

(d)

the establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to an undertaking to repay the amount if it is determined by a court that the indemnified party is not entitled to be indemnified by the corporation, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances.  The determination must be made:

(a)

by the stockholders;

(b)

by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c)

if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or

(d)

if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Under our Articles of Incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with (i) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) conduct violating the Nevada Revised Statutes, or (iii) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled

Our Articles of Incorporation and bylaws require us to indemnify our directors against reasonable expenses incurred by the individual in advance of final disposition of the proceeding, without regard to the limitations in Nevada Revised Statute 78.7502, or any other limitation that may hereafter be enacted, to the extent such limitation may be disregarded if authorized by the Articles of Incorporation, to the full extent and under all circumstances permitted by applicable law.

RECENT SALES OF UNREGISTERED SECURITIES

From January 1, 2013 through the date of filing this registration statement, we sold or issued the following securities not registered under the Securities Act. Except as stated below, no underwriting discounts or commissions were payable with respect to any of the following transactions.

On November 27, 2013, we transferred to Mark Ogram and the Rod Living Trust, our Chief Executive Officer and a Director an aggregate of 1,424,075 shares of common stock, having a value of approximately $0.38 per share.  The shares of common stock were issued as part of the consideration for a full and final settlement of a legal action brought by Mark Ogram and the Rod Living Trust related to our acquisition of Net MoneyIn in 2011.

During the twelve months ended December 31, 2013, we issued to accredited investors a total of 6,331,250 shares of common stock at a price of $0.50 per share for total cash proceeds of $3,165,625.

During the year ended December 31, 2013, we issued a total of 1,533,499 shares of common stock to various individuals and companies for consulting services valued at $769,677.

During the year ended December 31, 2013, we issued 898,952 shares of our common stock to our legal counsel as payment for accrued legal fees in the amount of $449,476.

During the year ended December 31, 2013, we authorized the issuance of 121,000 shares of common stock having a value of $0.50 per share to our Chief Executive Officer as compensation for his services.

In accordance with the terms and conditions of the MeNetwork acquisition which was completed on March 20, 2013, we authorized the issuance of 3,500,000 shares of our common stock having a value of $1.79 per share.  2,750,000 of the shares were issued to the stockholders of MeNetwork and 750,000 of the shares were issued to Ashton Craig Page, our director.

On January 3, 2014, the Company acquired substantially all of the assets of Y Dissolution, Inc. (formerly Yowza International, Inc.).  In conjunction with the acquisition, we issued 1,642,000 shares of our common stock to the holders of Y Dissolution, Inc.’s outstanding capital stock, and certain executive management members and advisors of Y Dissolution, Inc.

During the year ended December 31, 2014, the Company sold 3,890,000 shares of its common stock at $0.50 per share to accredited investors for cash proceeds totaling $1,945,000.

During the year ended December 31, 2014, the Company issued a total of 1,253,353 shares of common stock to various individuals and companies for services valued at $2,108,945. Of the total fair value, $24,750 has been recorded as a reduction to accounts payable, $37,042 is recorded as a prepaid expense and $2,047,153 was recognized as additional paid-in-capital and consulting expense for the excess of the fair value.  As of December 31, 2014, 7,853 of these shares were unissued. Additionally, the Company also canceled 50,000 shares previously issued for consulting services in 2012 for services valued at $4,000.

During the year ended December 31, 2014, the Company issued 602,958 shares of its common stock as payment for previously accrued legal fees. The estimated fair value of these shares totaled $510,820.

During the year ended December 31, 2014, the Company authorized the issuance of 338,000 shares of common stock valued at $680,700 to the Chief Executive Officer as compensation for services and bonus.

During the year ended December 31, 2014, the Company authorized the issuance of 20,000 shares of common stock valued at $29,000 to the former Chief Financial Officer as compensation for services.

During the year ended December 31, 2014, the Company authorized the issuance of 155,000 shares of common stock valued at $153,550 to various employees as compensation for services and bonus.

On December 12, 2014, the Company, and Ashton Craig Page, in his capacity as the representative of MeNework and the MeNetwork stockholders (the “Representative”), entered into an Amendment and Waiver to Asset Purchase Agreement (the "Amendment), pursuant to which the Company agreed to issue and the Representative agreed to accept on behalf of MeNetwork and the MeNet stockholders an acceleration of the issuance of up to an aggregate of 1,000,000 shares of common stock (“Earnout Shares”) on or before December 31, 2014 in full satisfaction of all obligations of the Company to issue the earnout shares pursuant to the Purchase Agreement during the Earnout Period (as defined in the MeNetwork Agreement). The Company relied on Rule 506 of Regulation D under the Securities Act of 1933, as amended, for the offer and sale of the Earnout Shares to the MeNet Stockholders, inasmuch as (i)  the MeNet Stockholders were either accredited investors or sophisticated investors that received information about the Company that was generally the same as information required to be delivered in a registered offering; and (ii) the Company did not use general solicitation or advertising to market the securities issued.

On March 26, 2015 the Company entered into a Securities Purchase Agreement with an accredited investor relating to the issuance and sale of the Company’s common stock in a private placement, The Company sold 200,000 units, which consisted of 200,000 shares of common stock at $0.50 per share and a warrant to purchase an additional 200,000 shares at $0.50 per share, for an aggregate purchase price of approximately $100,000 with net proceeds to the Company of $100,000.

As discussed in the sections of this registration statement titled “Executive Compensation” and “Certain Relationships and Related Transactions, and Director Independence”, we have issued common stock and options to purchase common stock to our officers and directors.  We relied on Rule 701 promulgated under the Securities Act of 1933 and/or Section 4(a)(2) of the Securities Act to issue these securities.

Unless otherwise specified above, we believe that all of the above transactions were transactions not involving any public offering within the meaning of Section 4(a)(2) of the Securities Act, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his/her/its own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Securities Act; and (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment.

EXHIBITS

Exhibit No.	Description
2.1	Asset Purchase Agreements, dated December 2, 2011, by and by and between Coyote Hills Golf, Inc., a Nevada corporation, Spindle Mobile, Inc., Mitch Powers, Stephanie Erickson, and Kamiar Khatami (2)
2.2	Addendum No. 1 to Asset Purchase Agreement entered into on March 29, 2012 between Spindle, Inc., Spindle Mobile, Inc., Mitch Powers, Stephanie Erickson and Kamiar Khatami (3)
3.1	Articles of Incorporation, as amended (1)
3.2	Bylaws (1)
4.1	Specimen Common Stock Certificate of the Company (7)
5.1	Legal Opinion of Richardson & Patel LLP (8)
10.1	Asset Purchase Agreement entered into on December 31, 2012 between Spindle, Inc. and Parallel Solutions Inc. (1)
10.2	Asset Purchase Agreement entered into on March 1, 2013 between Spindle, Inc. and MeNetwork, Inc. (4)
10.3**	First Amendment and Waiver to Asset Purchase Agreement entered into on December 12, 2014 between Spindle, Inc. and Ashton Craig Page (7)
10.4	Asset Purchase Agreement entered into on December 10, 2013 between Spindle, Inc. and Y Dissolution, Inc. (formerly Yowza International, Inc.) (1)
10.5	Spindle, Inc. 2012 Stock Incentive Plan (1)
10.6	Form of Subscription Agreement in Private Offering (7)
10.7	Form of Securities Purchase Agreement in Private Offering (7)
10.8	Consulting Services Agreement by and between Spindle, Inc. and David Ide (7)
10.9	Consulting Services Agreement by and between Spindle, Inc. and Glenn Bancroft (7)
10.10	Offer Letter by and between Spindle, Inc. and Christopher Meinerz (7)
10.11	Offer Letter by and between Spindle, Inc. and Lynn Kitzmann (8)
16.1	Letter from L.L. Bradford & Company LLC (6)
21.1	List of subsidiaries of Spindle, Inc. (7)
23.1	Consent of L.L. Bradford & Company*
23.2	Consent of Richardson & Patel LLP (included in exhibit 5.1) (8)
23.3	Consent of RBSM*
24.1	Power of Attorney (7)
101.INS	XBRL Instance*
101.SCH	XBRL Taxonomy Extension Schema*
101.CAL	XBRL Taxonomy Extension Calculation*
101.DEF	XBRL Taxonomy Extension Definition*
101.LAB	XBRL Taxonomy Extension Labels*
101.PRE	XBRL Taxonomy Extension Presentation*

*Filed herewith.

** Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplemental copies of any omitted schedules as exhibits to the SEC upon request.

(1) Incorporated by reference to the registrant’s Form 10 Registration Statement filed with the Securities and Exchange Commission on February 25, 2014.

(2) Incorporated by reference to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on December 6, 2011.

(3) Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 filed by the registrant with the Securities and Exchange Commission on March 30, 2012.

(4) Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended March 30, 2013 filed by the registrant with the Securities and Exchange Commission on September 3, 2013.

(5) Incorporated by reference to the Current Report on Form 8-K/A filed by the registrant with the Securities and Exchange Commission on March 21, 2014.

(6) Incorporated by reference to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on January 26, 2015.

(7) Incorporated by reference to the Registration Statement on Form S-1 filed by the registrant with the Securities and Exchange Commission on February 3, 2015.

(8) Incorporated by reference to the Registration Statement on Form S-1 filed by the registrant with the Securities and Exchange Commission on March 17, 2015.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale, State of Arizona on the 13rd day of April, 2015.

SPINDLE, INC.
A Nevada corporation

By:	/s/ William Clark
William Clark, President and Chief Executive Officer (Principal Executive Officer)

By:	s/ Lynn Kitzmann
Lynn Kitzmann, Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Dated: April 13, 2015	/s/ William Clark
William Clark, President, Chief Executive Officer, Director

Dated: April 13, 2015	/s/ Lynn Kitzmann
Lynn Kitzmann, Chief Financial Officer

Dated: April 13, 2015	*
Tony Van Brackle, Director

Dated: April 13, 2015	*
John Devlin, Director

Dated: April 13, 2015	*
Jack Scott, Director

Dated: April 13, 2015	*
Glenn Bancroft, Director

*By: /s/ William Clark
William Clark Attorney-in-fact